Exhibit 99.1

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF

COMMON SHAREHOLDERS OF

GOLDEN STAR RESOURCES LTD.

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF GOLDEN STAR RESOURCES LTD. OF PROXIES TO BE VOTED AT THE ANNUAL GENERAL AND SPECIAL MEETING OF ALL COMMON SHAREHOLDERS.

TO BE HELD AT:

Escarpment/Huron Boardrooms

Fasken Martineau DuMoulin LLP

333 Bay Street, Suite 2400

Bay Adelaide Centre

Toronto, Ontario, Canada

M5H 2T6

On Thursday, May 8, 2014

at 2:00 p.m. (Toronto Time)

TABLE OF CONTENTS

Letter to Shareholders	i
Notice of Annual General and Special Meeting of Shareholders of Golden Star Resources Ltd.	ii
About our Shareholder Meeting	1
Business of the Meeting	1
Election of Directors	1
Appointment of Auditors	1
Financial Statements	2
Say on Pay	2
Advance Notice By-law Ratification	3
Resolution to Confirm the Advance Notice By-Law	4
Who Can Vote	4
How to Vote	4
Solicitation of Proxies	4
Appointment and Revocation of Proxies	5
Advice to Beneficial Shareholders	6
Voting of Proxies	7
Voting Shares and Security Ownership of Certain Beneficial Owners and Management	7
About the Nominated Directors	9
Director Profiles	9
Committee Membership and Record of Attendance	16
Director Skills Matrix	16
Director Orientation	17
Continuing Education	17
Additional Disclosure Relating to Directors	17
Governance at Golden Star	18
Separate Chairman and CEO	18
Shareholder Communication	18
Governance Principles	18
Code of Conduct and Ethics	18

Board Role in Risk Oversight	19
About the Board	20
Independence	20
Role of the Board	20
Recruiting New Directors	21
In Camera Sessions	22
Board Committees	22
Audit Committee	22
Audit Committee Report	23
Compensation Committee	23
Nominating and Corporate Governance Committee	23
Sustainability Committee	24
Assessments	24
Compensation Governance	25
Compensation Related Risk Management	25
Independent Advice	26
Director Compensation	26
Approach to Director Compensation	26
Director Share Ownership	27
Fees and Retainers	27
Details of 2013 Director Compensation	27
Director Compensation Table	27
Director Equity Plan Awards	28
Outstanding Share-Based Awards and Option Based Awards as at December 31, 2013	28
Incentive Plan Awards—Value Vested or Earned During the Year	29
Executive Compensation	30
Message to Shareholders	30
Commitment to Pay for Performance	30
2013 Corporation Performance	30

Key Changes to Compensation and Compensation Governance for 2014	31
2013 CEO Compensation	32
Compensation Discussion and Analysis	33
Compensation Philosophy	33
Oversight of Executive Compensation Program	33
Comparator Group	34
Pay Positioning	34
Named Executive Officers	34
Compensation Components	34
Compensation Mix	35
Annual Incentive Plan	35
Long Term Incentive Plan	36
Benefits	36
Changes for 2014	37
2013 Performance and Compensation	38
2013 Compensation Details	40
Named Executive Officer Compensation	40
Summary Compensation Table	43
Named Executive Officer Equity Plan Awards	45

Incentive Plan Awards—Value Vested or Earned During the Year	46
Equity Compensation Plan Information	47
Termination and Change of Control Benefits	51
Other Information	54
Indebtedness of Directors and Officers	54
Relationships and Related Transactions	54
Compensation Committee Interlocks and Insider Participation	54
Transactions with Related Persons	54
Relationships	55
Availability of Documents	55
Accompanying Financial Information and Incorporation by Reference	55
2013 Annual Report	56
2015 Shareholder Proposals	56
Other Matters	56
Approval	56
Appendix A: Advance Notice By-Law	A-1
Appendix B: Audit Committee Charter	B-1
Appendix C: Board Mandate	C-1

Letter to Shareholders

Dear Fellow Shareholder,

After a defining year for the Corporation in 2012, Golden Star continued to strengthen its operating foundation and pursue its strategy of growth through the development of low cost non-refractory ore in 2013.

At the corporate level it was a year of change with the appointment of a new CEO and Chairman, changes to the senior management team and the head office move from Denver to Toronto. Operationally it was a year of critical evaluation and decisive action as the decline in the gold price motivated us to revise our operating plans in order to deal with the new gold mining industry realities. I believe our management team responded rapidly and effectively. Capital spending was pared back, contractor costs were cut, labor costs were reduced as managerial responsibility was increasingly shifted to local management and mine plans were revised to adjust to a lower gold price. By the end of the year, 331,000 ounces of gold were produced at a cash operating cost of $1,044 per ounce, within the guidance provided to our shareholders.

We remain committed to our stated strategy of pursuing growth through the development of low cost non-refractory ore sources. Our development work in 2013 at both the Wassa and Prestea mines was successful and facilitates the implementation for this strategy. In 2014 and 2015, our ounces produced will decline somewhat but we anticipate a significant increase in operating margins as we continue to prioritise profits over production. Thus, Golden Star was re-shaped through the course of 2013, becoming a leaner, more effective company under strong leadership, with mines that are economically feasible at $1,300 per ounce gold price and two excellent development projects, being Wassa and Prestea Underground. Golden Star has a clear direction for 2014 and beyond.

Turning to governance issues, we appreciate that our shareholders let us know, through the advisory vote on say on pay, that we needed to make some changes to our compensation programs and suggested some changes to our Board. After careful review, we made significant changes to our executive compensation programs and to the governance of executive compensation. These are discussed in more detail on page 31.

Ian MacGregor, director since April 2000 and Chairman from 2004 to 2010, has resigned as a director effective February 28, 2014. On behalf of both the Board and Management, I would like to thank Ian for his many contributions over his years of service. We will miss his judgement and tireless commitment to the success of this Corporation.

Anu Dhir joined the Board effective February 21, 2014. Anu brings a unique combination of business, operations and legal experience along with a history of successfully developing and negotiating transactions, and we are very pleased to have her on Board.

Our proxy circular provides more information about the nominated directors, our governance practices and our director and executive compensation programs.

The Board and management thank you for your continued confidence in Golden Star. We look forward to a solid year in 2014 in which we can realize a return on our efforts and investment made in 2013.

Tim Baker

Chair of the Board

Golden Star Resources Ltd.

- i -

Notice of Annual General and Special Meeting

of Shareholders of

Golden Star Resources Ltd.

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of shareholders of Golden Star Resources Ltd. (the “Corporation”) will be held at 2:00 p.m. (Toronto time) on Thursday, May 8, 2014 in the Huron/Escarpment Boardrooms at Fasken Martineau DuMoulin LLP, 333 Bay Street, Suite 2400, Bay Adelaide Centre, Toronto, Ontario, Canada, M5H 2T6, for the following purposes:

1.	to elect directors until the next annual general meeting;

2.	to appoint auditors to hold office until the next annual general meeting at a remuneration to be fixed by the Audit Committee;

3.	to receive the report of the directors to the shareholders and the consolidated financial statements of the Corporation, together with the auditors’ report thereon, for the fiscal year ended December 31, 2013;

4.	to consider and, if thought fit, pass the Advisory Vote on Named Executive Officer Compensation Resolution, as more fully described in the Corporation’s management information circular dated March 14, 2014 (the “Management Information Circular”);

5.	to consider and, if deemed appropriate, pass the Advance Notice By-Law Resolution (as defined in the Management Information Circular); and

6.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Additional information on the above matters can be found in the Management Information Circular under the heading “About Our Shareholder Meeting—Business of the Meeting”.

The Corporation has elected to use the notice-and-access rules (“Notice and Access”) under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations for distribution of the Meeting materials to shareholders of the Corporation. Notice and Access is a set of rules that allows issuers to post electronic versions of its proxy-related materials on SEDAR and on one additional website, rather than mailing paper copies to shareholders.

The Management Information Circular, this notice of Meeting (the “Notice of Meeting”), the form of proxy, the voting instruction form and the Corporation’s 2013 annual report (the “Annual Report”) containing the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2013 and the related management’s discussion and analysis of financial condition and results of operations (collectively, the “Meeting Materials”) are available at www.meetingdocuments.com/cst/GSC and under the Corporation’s profile on SEDAR at www.sedar.com. Shareholders are reminded to review the Meeting Materials before voting.

Shareholders may obtain paper copies of the Meeting Materials, or obtain further information about Notice and Access, by contacting the Corporation’s transfer agent, CST Trust Company (“CST”), toll free at 1-888-433-6443 or by email at fulfilment@canstockta.com. A request for paper copies should be received by CST by April 30, 2014 in order to allow sufficient time for the shareholder to receive the paper copy and return the proxy by its due date.

The Board of Directors has fixed the close of business on March 14, 2014 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.

- ii -

If you are a registered shareholder of the Corporation, accompanying this Notice of Meeting are a form of proxy, a supplemental mailing list return card for use by shareholders who wish to receive the Corporation’s interim financial statements and a copy of the Annual Report. If you do not expect to attend the Meeting in person, please promptly complete and sign the enclosed form of proxy and return for receipt by no later than 5:00 p.m. (Toronto time) on Wednesday, May 7, 2014. If you receive more than one proxy form because you own common shares registered in different names or addresses, each proxy form should be completed and returned.

If you are a non-registered shareholder, accompanying this Notice of Meeting are a voting instruction form and a supplemental mailing list return card for use by shareholders who wish to receive the Corporation’s interim financial statements. If you receive these materials through your broker or another intermediary, please complete and sign the materials in accordance with the instructions provided to you by such broker or other intermediary.

Dated at Toronto, Ontario, this 14th day of March, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

By:	“Jeffrey A. Swinoga”
Jeffrey A. Swinoga
Executive Vice President and Chief Financial Officer

- iii -

Management Proxy Circular

About our Shareholder Meeting

You can vote on items of business, meet our directors and management and receive an update about Golden Star Resources (“Golden Star” or the “Corporation”). We have a majority voting policy for the election of directors and matters other than the appointment of auditors require majority approval.

Business of the Meeting

Election of Directors

The term of office of the current directors of Golden Star will expire at the annual general and special meeting (the “Meeting”) or when their successors are duly elected or appointed. The Articles of the Corporation provide that there will be a minimum of three and a maximum of 15 directors. The Board of Directors of Golden Star (the “Board”) is currently composed of eight directors, four of whom are resident Canadians.

Pursuant to the Canada Business Corporations Act (“CBCA”), each nominee may be elected by a plurality of the votes cast by shareholders present in person or represented by proxy. However, we have adopted a majority voting policy so if a majority of the common shares of the Corporation (the “Common Shares”) represented at the Meeting are withheld from voting for the election of any nominee, the nominee will submit his resignation promptly after the meeting, for the Board’s consideration. The Board will decide whether to accept or reject the resignation within 90 days of the Meeting.

We will elect eight directors to the Board to serve for a term expiring at the next annual meeting of shareholders of the Corporation. All of the nominated directors currently serve on the Board. You can vote for all of the nominated directors, vote for some of them and withhold votes from all or some of our director nominees.

We recommend that you vote for all of the nominated directors.

Unless otherwise indicated in any proxy, it is management’s intention to vote proxies for the election of the eight directors identified on pages 9-15.

Appointment of Auditors

The Board, on the recommendation of the Audit Committee, has proposed that PricewaterhouseCoopers LLP (“PWC”) be reappointed as our auditors to hold office until the close of the next annual meeting of shareholders of the Corporation or until PWC is removed from office or resigns as provided by law and the Audit Committee is authorized to fix the remuneration of PWC as auditors.

Representatives of PWC will be invited to attend the annual general meeting and may make a statement if they so desire. PWC will respond to shareholder questions.

Golden Star incurred the following fees for services performed by its principal accounting firm, PWC, during fiscal years 2013 and 2012:

Year	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees	Total
2013	$602,880	$65,000	$131,402	$118,812	$918,094
2012	$564,552	$61,500	$76,930	$9,781	$712,763

Audit fees include the aggregate audit fees billed for the audit of the financial statements for fiscal years 2013 and 2012, including with respect to the Corporation’s internal controls over financial reporting.

Audit related fees included review of the Corporation’s quarterly financial statements. Tax related fees include assistance in filing annual tax returns and tax planning. Other fees of 2013 were predominantly related to professional fees in relation to the Corporation’s adoption of International Financial Reporting Standards. The other fees of 2012 were mainly related to the review of documents required for the sale of convertible debentures and for the review of annual reports filed with government agencies in the United States and Canada.

For the years ended December 31, 2013 and December 31, 2012, all work performed in connection with the audit of our financial statements was performed by PWC’s full-time, permanent employees.

The Audit Committee of the Board has considered the level of non-audit services provided by the auditors and the auditors’ representation letter in its determination of auditor independence.

The Audit Committee has established a policy requiring pre-approval of all audit engagement letters and fees for all auditing services (including providing comfort letters in connection with securities underwritings) and all permissible non-audit services performed by the independent auditors. Such services may be approved at a meeting or by unanimous written consent of the Audit Committee, or the Audit Committee may delegate to one or more of its members the pre-approval of audit services and permissible non-audit services provided that any pre-approval by such member or members shall be presented to the Audit Committee at each of its scheduled meetings.

We recommend that you vote for reappointing PWC as our auditors at a remuneration to be fixed by the Audit Committee.

If a majority of the Common Shares represented at the Meeting are withheld from voting for the appointment of PWC as auditors of the Corporation, the Board will appoint another firm of chartered accountants based upon the recommendation of the Audit Committee.

Unless otherwise indicated in any proxy, it is management’s intention to vote proxies for the appointment of PWC and to authorize the Audit Committee to fix the remuneration of PWC as auditors.

Financial Statements

Our 2013 annual report includes our consolidated financial statements for the year ended December 31, 2013 and the auditors’ report. The Board of the Corporation has approved the 2013 annual report. You can download a copy from our website at www.gsr.com. No vote will be taken regarding the 2013 annual report.

Say on Pay

You will have a vote on our approach to executive compensation as disclosed in this Circular. This is an advisory vote and is non-binding. It will provide important feedback to our Board and Compensation Committee on our executive compensation.

The Compensation Committee and the Board believe that our compensation program motivates executives to create long term shareholder value. The balance of short-term incentives (which are conditional on the achievement of key financial and operational metrics) and our new long term share-based compensation program, which provides for 50% of long term incentives to be awarded as performance share units that vest based on total shareholder return relative to a group of gold companies, is aligned with shareholder interests. In addition, our share ownership requirements for directors and executives, compensation clawback and hedging program ensure that decisions are made appropriately taking risk into account.

Accordingly, shareholders will be asked to vote on the following resolution (the “Advisory Vote on Named Executive Officer Compensation Resolution”) at the Meeting:

Be it resolved as an ordinary resolution of shareholders that the Corporation’s shareholders approve, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s Management Information Circular for the 2014 annual general and special meeting of shareholders.

Last year, approximately 61.7% of shareholders voted against our say on pay resolution. We took this very seriously and have made significant changes to our executive compensation programs and to our executive compensation governance.

We recommend that you vote for the Advisory Vote on Named Executive Officer Compensation Resolution.

Unless otherwise indicated in any proxy, it is management’s intention to vote proxies for the Advisory Vote on Named Executive Officer Compensation Resolution.

Following this year’s vote, the Board will again carefully consider the feedback we receive from our shareholders, as well as evolving compensation best practices with a view to continuing to improve our executive compensation programs.

Advance Notice By-law Ratification

On February 21, 2014, the Board of Directors of the Corporation adopted By-Law Number Four of the Corporation (the “Advance Notice By-Law”), being a by-law relating to advance notice of nominations of directors of the Corporation. The Advance Notice By-Law introduced an advance notice requirement in connection with shareholders intending to nominate directors in certain circumstances, each of which is described in more detail below.

The Advance Notice By-Law sets forth a procedure requiring advance notice to the Corporation by any shareholder who intends to nominate any person for election as a director of the Corporation other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the CBCA, or (ii) a shareholder proposal made pursuant to the provisions of the CBCA. Among other things, the Advance Notice By-Law sets a deadline by which such shareholders must notify the Corporation in writing of an intention to nominate directors prior to any meeting of shareholders at which directors are to be elected and sets forth the information that the shareholder must include in the notice for it to be valid.

The purposes of the Advance Notice By-law are to (i) facilitate an orderly and efficient annual general or, where the need arises, special meeting, process, (ii) ensure that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees, and (iii) allow shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation. The Board believes that the Advance Notice By-Law provides a reasonable time frame for shareholders to notify the Corporation of their intention to nominate directors and require shareholders to disclose information concerning the proposed nominees that is mandated by applicable securities laws. The Board will be able to evaluate the proposed nominees’ qualifications and suitability as directors and respond as appropriate in the best interests of the Corporation.

In the case of an annual meeting of shareholders, notice to the Corporation must be made not less than 30 and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

Resolution to Confirm the Advance Notice By-Law

The foregoing is only a summary of the principal provisions of the Advance Notice By-law and is qualified by reference to the full text of the Advance Notice By-law included at Appendix “A” to this Circular. Shareholders are urged to review the Advance Notice By-law in its entirety.

The Advance Notice By-law is in effect until it is confirmed, confirmed as amended or rejected by shareholders at the Meeting and, if the Advance Notice By-law is confirmed at the Meeting, it will continue in effect in the form in which it was so confirmed. Accordingly, at the Meeting, shareholders will be asked to pass the following ordinary resolution:

RESOLVED that:

By-law Number Four of the Corporation in the form made by the Board of Directors, being a by-law relating to advance notice of nominations of directors of the Corporation and included as Appendix “A” to the Corporation’s Management Information Circular dated March 14, 2014 is hereby confirmed; and

Any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer be necessary or desirable to carry out the foregoing resolution.

The Board believes that the Advance Notice By-law is in the best interests of the Corporation and therefore recommends that shareholders vote for the ordinary resolution to confirm the Advance Notice By-law. In order to be confirmed, the resolution requires the affirmative vote of a simple majority of the votes cast, in person or by proxy, at the Meeting.

In the absence of any instructions to the contrary, the Common Shares represented by proxies received by management will be voted for the approval of the ordinary resolution to confirm the Advance Notice By-Law.

Who Can Vote

If you were a registered holder of common shares of Golden Star at the close of business (EST) on March 14, 2014 you are entitled to receive notice of and to vote at this meeting.

How to Vote

Solicitation of Proxies

This management information circular (“Circular”) is provided in connection with the solicitation of proxies by the management of Golden Star for the Meeting to be held on Thursday May 8, 2014, at 2:00 p.m. (EDT) in the Escarpment/Huron Boardrooms at Fasken Martineau DuMoulin LLP, 333 Bay Street, Suite 2400, Bay Adelaide Centre, Toronto, Ontario, Canada, M5H 2T6 or at any adjournment or postponement thereof for the purposes set forth in the accompanying notice of meeting.

The Corporation is sending proxy-related materials to shareholders using Notice-and-Access. Notice-and-Access is a set of rules for reducing the volume of materials that must be physically mailed to shareholders by posting the circular and additional materials online. Shareholders will still receive a hard copy of the Notice of Meeting and form of proxy or voting instruction form, as the case may be, and may choose to receive a hard copy of the other Meeting Materials. Pursuant to the requirements of the CBCA, registered shareholders of the Corporation will also receive hard copies of the annual financial statements of the Corporation. Details are included in the Notice of Meeting. The Meeting Materials are available online at www.meetingdocuments.com/cst/GSC and under the Corporation’s profile on SEDAR at www.sedar.com. Shareholders are reminded to review the Meeting Materials before voting.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone or personal interview by regular employees of the Corporation, at a nominal cost to the Corporation. Shareholders may also obtain proxies online at www.meetingdocuments.com/cst/GSC. In accordance with applicable laws, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so.

Appointment and Revocation of Proxies

The persons named in the enclosed proxy, Samuel T. Coetzer, President and Chief Executive Officer of the Corporation, or failing him, P. André van Niekerk, Vice President and Controller of the Corporation, have been designated by the Board and have indicated their willingness to represent as proxy each shareholder who appoints them. A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN SAMUEL T. COETZER OR P. ANDRÉ VAN NIEKERK, TO REPRESENT HIM OR HER AT THE MEETING. Such right may be exercised by inserting in the space provided for that purpose on the proxy the name of the person to be designated and deleting or striking therefrom the names of the management designees, or by completing another proper form of proxy. Such shareholder should notify the nominee of his or her appointment, obtain a consent to act as proxy and provide instructions on how the shareholder’s Common Shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney executed the proxy form. A form of proxy will not be valid for the Meeting or any adjournment or postponement thereof unless it is completed and delivered by no later than 5:00 p.m. (EDT) on Wednesday, May 7, 2014 or, if the Meeting is adjourned or postponed, no later than 5:00 p.m. (EDT) on the business day immediately prior to the day of the reconvening of the adjourned or postponed Meeting, to either (i) in the case of Common Shares which are registered on the books of the Corporation for trading on the Toronto Stock Exchange (“TSX”) or on the NYSE MKT (a shareholder whose Common Shares are so registered will receive an envelope that accompanies this Management Information Circular bearing the following address), to Attention: CST Trust Company, P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1, or (ii) in the case of Common Shares which are registered on the books of the Corporation for trading on the Ghana Stock Exchange (a shareholder whose Common Shares are so registered will receive an envelope that accompanies this Management Information Circular bearing the following address), to Attention: The Registrar, Ghana Commercial Bank Limited, Share Registry, Head Office, P.O. Box 134, Accra, Ghana. Late proxies may be accepted or rejected at any time prior to the commencement time of the Meeting by the Chairman of the Meeting in his discretion and the Chairman is under no obligation to accept or reject any particular late proxy.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it at any time before it is exercised, by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited either at the registered office of the Corporation, being 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, Canada M5H 1J9, Attention: June Lutchman at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof, before any votes in respect of which the proxy is to be used shall have been taken. In addition, a proxy may be revoked by the shareholder personally attending at the Meeting, by registering with the scrutineers and voting his, her or its Common Shares.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders of the Corporation as a substantial number of shareholders do not hold their Common Shares in their own names. Shareholders of the Corporation who do not hold their Common Shares in their own names (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares will not be registered in the shareholder’s name on the records of the Corporation. Such shares will more likely be registered under the name of an intermediary, typically a shareholder’s broker or an agent or nominee of that broker, such as a clearing agency in which the broker participates. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc.), and in the United States, the vast majority of such shares are registered in the name of Cede & Co. (the registration name of The Depositary Trust Company), which entities act as nominees for many brokerage firms. Common Shares held by brokers or their agents or nominees may be voted for or against resolutions or withheld from voting upon the instructions of the Beneficial Shareholder. The Meeting Materials have been distributed to intermediaries who are required to deliver them to, and seek voting instructions from, our Beneficial Shareholders. However, without specific instructions, an intermediary is prohibited from voting shares for Beneficial Shareholders (commonly referred to as a “broker non-vote”). Broker non-votes will not affect the outcome of the matters to be acted upon at the Meeting. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person and carefully follow the instructions provided by the intermediary in order to ensure that their Common Shares are voted at the Meeting.

Every intermediary has its own mailing procedures and provides its own return instructions to Beneficial Shareholder clients. Often, the form of proxy supplied to a Beneficial Shareholder by its intermediary is identical to the proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the intermediary) how to vote on behalf of the Beneficial Shareholder. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of 5:00 p.m. (EDT) on Wednesday May 7, 2014 in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote such Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should, well in advance of the meeting, provide written instructions to the intermediary requesting that the Beneficial Shareholder be appointed a proxyholder in respect of the Common Shares held by the registered shareholder. A Beneficial Shareholder who has been appointed as proxyholder for the registered shareholder must be given authority to attend, vote and otherwise act for and on behalf of the registered shareholder in respect of all matters that may come before the Meeting.

All references to “shareholders” in this Circular and the accompanying Notice of Meeting and proxy are to shareholders of record (and not to Beneficial Shareholders) unless specifically stated otherwise. Where documents are stated to be available for review or inspection, such items will be shown upon request to registered shareholders who produce proof of their identity.

Voting of Proxies

The persons named in the enclosed proxy are directors and/or officers of the Corporation who have indicated their willingness to represent as proxy the shareholders who appoint them. Each shareholder may instruct the shareholder’s proxy how to vote the shareholder’s Common Shares by completing the blanks on the proxy.

All Common Shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the proxy, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with such specification. IN THE ABSENCE OF ANY SUCH SPECIFICATION, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, WILL VOTE FOR THE MATTERS SET OUT THEREIN.

The enclosed proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of the management of the Corporation.

Voting Shares and Security Ownership of Certain Beneficial Owners and Management

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of first preferred shares (the “First Preferred Shares”). As of March 14, 2014, a total of 259,374,879 Common Shares and no First Preferred Shares were issued and outstanding. The Board has fixed March 14, 2014 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each Common Share outstanding on the record date carries the right to one vote. The Corporation will arrange for the preparation of a list of the holders of its Common Shares on such record date. Each shareholder named in the list will be entitled to one vote at the Meeting for each Common Share shown opposite such shareholder’s name. A complete list of the shareholders entitled to vote at the Meeting will be open to examination by any shareholder for any purpose germane to the Meeting, during ordinary business hours at the office of CST Trust Company at 320 Bay Street, Toronto, Ontario, Canada, M5H 4A6. Under the Corporation’s By-laws, the quorum for the transaction of business at the Meeting consists of two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled.

The following table shows the number of Common Shares beneficially owned (including Common Shares underlying convertible securities exercisable within 60 days) as of March 14, 2014 by each director of the Corporation, by each named executive officer of the Corporation, and by all directors and named executive officers of the Corporation. All information is taken from or based upon ownership filings made by such persons with the U.S. Securities and Exchange Commission (“SEC”), the Canadian Securities Administrators (“CSA”) or upon information provided by such persons to the Corporation. Unless otherwise noted, the Corporation believes that each person shown below has sole investment and voting power over the Common Shares owned.

Name of Beneficial Owner	Amount of Stock Options Beneficially Owned (included options exercisable within 60 days)	Amount of Common Shares Beneficially Owned		Total Common Shares Beneficially Owned (including Common Shares subject to convertible securities exercisable within 60 days)		Percent of Common Shares Beneficially Owned[4]
Directors:
Tim Baker	500,000	—		500,000		0.19%
Robert E. Doyle	100,000	100,000		200,000		0.08%
Tony Jensen	100,000	—		100,000		0.04%
Craig J. Nelsen	100,000	150,000		250,000		0.10%
Christopher M.T. Thompson	400,000	300,000		700,000		0.27%
William L. Yeates	100,000	125,000	[1]	225,000	[1]	0.09%
Anu Dhir	100,000	—		100,000		0.04%
Named Executive Officers:
Samuel T. Coetzer[2]	1,252,540	82,465		1,335,005		0.52%
Daniel Owiredu	922,409	—		922,409		0.36%
Jeffrey A. Swinoga[3]	632,961	113,850		746,811		0.29%
Martin Raffield	376,363	10,000		386,363		0.15%
S. Mitchel Wasel	841,088	70,509		911,597		0.35%

Directors and All Named Executive Officers as a group	5,425,361	951,824		6,377,185		2.46%

*	The address of each person, unless otherwise noted, is c/o Golden Star Resources Ltd., 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, Canada M5H 1J9.
1.	Includes 15,000 Common Shares owned indirectly by his spouse.
2	Mr. Coetzer is also a director of the Corporation. Effective January 1, 2013, Mr. Coetzer was appointed President and Chief Executive Officer of the Corporation.
3	Mr. Swinoga was appointed as Executive Vice-President and Chief Financial Officer effective January 7, 2013.
4	Calculated (i) the total number of Common Shares held by directors and named executive officers as a group plus Common Shares subject to stock options exercisable within 60 days held by such persons, divided by (ii) the aggregate of the number of issued and outstanding Common Shares as of March 14, 2014 plus Common Shares subject to stock options exercisable within 60 days held by such persons.

The following table sets forth information as to each person known to the Corporation or its directors or executive officers to be beneficial owners of, or to have control or direction over, more than ten percent of the outstanding shares of Common Shares as of March 14, 2014.

Name and Address of Beneficial Owner	Amount and Nature of Common Shares Beneficially Owned		Percent of Common Shares Beneficially Owned
Heartland Advisors, Inc. and William J. Nasgovitz 789 North Water Street Milwaukee, Wisconsin 53202	31,379,418	[1]	12.1%
Sentry Select Capital Corp. 199 Bay Street Suite 4100 Commerce Court West, PO Box 108 Toronto, Ontario, Canada M5L 1E2	28,280,600	[2]	10.9%
Van Eck Associates Corporation 335 Madison Ave -19th Floor New York, New York 10017	26,244,871	[3]	10.1%

1.	Reflects Common Shares beneficially owned by Heartland Advisors, Inc. and William J. Nasgovitz according to a statement on Schedule 13G/A filed with the SEC on February 6, 2014, which indicates that the Heartland Advisors, Inc., an investment adviser, and William J. Nasgovitz have shared voting power with respect to 29,665,493 Common Shares and shared dispositive power with respect to 31,379,418 Common Shares.

2.	Reflects Common Shares beneficially owned by Sentry Select Capital Corp. (“SSCC”) according to a statement on Schedule 13G/A filed with the SEC on February 11, 2014, which indicates that SSCC exercises control over 28,280,600 Common Shares. The Schedule 13G/A states that the Common Shares are beneficially owned by Sentry Investments Inc., which is the wholly-owned subsidiary of SSCC.
3.	Reflects Common Shares beneficially owned by Van Eck Associates Corporation according to a statement on Schedule 13G/A filed with the SEC on March 11, 2014, which indicates that Van Eck Associates Corporation, an investment adviser, has investment authority with respect to 26,244,871 Common Shares. The Schedule 13G/A states that the Common Shares are held within mutual funds and other client accounts managed by Van Eck Associates Corporation, two of which individually own more than 5% of the Common Shares.

About the Nominated Directors

The eight persons listed below are nominated for election as directors of the Corporation. All of the eight nominated directors are currently directors of the Corporation.

It is the intention of the management designees, if named as proxy, to vote for the election of the eight listed nominees. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies appointing management designees will be voted FOR another nominee in their discretion unless the shareholder has specified in his proxy that his Common Shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual meeting of shareholders or until his or her successor is duly elected, unless his or her office is earlier vacated.

The name; municipality, province or state and country of residence; all positions and offices in the Corporation presently held; present and past principal occupation or employment for the past five years; the date of first appointment as a director; and age is set out for each director in the director profiles below.

Director Profiles

Tim Baker

Resident of: Toronto, Ontario, Canada

Director Since: January 1, 2013

Age: 61

Status: Independent

Experience:

•       Extensive operations experience, including Africa

•       International experience in project development

•       Governance, Sustainability, and Health and Safety expertise

Mr. Baker was appointed Chairman of the Corporation effective January 1, 2013. Mr. Baker served as the Chief Operating Officer and Executive Vice President of Kinross Gold Corporation (“Kinross”) from June 2006 to November 2010. Mr. Baker, who earned his BSc in Geology from Edinburgh University in 1974, has substantial experience in operating mines and projects, including projects in Chile, the United States, Africa and the Dominican Republic. Prior to working with Kinross Gold Corporation, Mr. Baker served as an Executive General Manager of Placer Dome Chile, where he was responsible for the Placer Dome operations, including at the Zaldivar mine and Kinross-Placer joint venture at La Coipa as well as the Pueblo Viejo project in the Dominican Republic. Mr. Baker was an Independent Director of Eldorado Gold Corporation between May 2011 and December 2012, and of Pacific Rim Mining Corp. from March 2012 to November 2013. Mr. Baker’s extensive and ongoing experience as a Director and as an executive of various mining companies along with his ICD.D certification obtained from the Institute of Corporate Directors, makes him a vital part of the Board.

Committee Memberships:

Mr. Baker is Chairman of the Sustainability Committee.

Other Current Public Board Memberships:

•       Independent Director, Augusta Resources Corporation since September 2008

•       Independent Director, Antofagasta PLC since March 2012

Shareholdings:

Mr. Baker owns 500,000 stock options and 305,681 Deferred Share Units. He has until March 2019 to satisfy share ownership guidelines.

Board & Committee Attendance:

100% attendance

Samuel T. Coetzer

Resident of: Toronto, Ontario, Canada

Director Since: December 13, 2012

Age: 53

Status: Non-Independent

Experience:

•       Strategic leadship with vast experience in Africa

•       Strong technical background in both surface and underground mining

•       Mergers and acquisitions expertise

Mr. Coetzer was appointed President and Chief Executive Officer of the Corporation, effective January 1, 2013 and a director of the Corporation in December 2012. Prior to this appointment, he served the Corporation as Executive Vice President and Chief Operating Officer from March 2011 to December 2012. Mr. Coetzer is a mining engineer graduate from the University of Pretoria, a member of the World Gold Council and has over 25 years of international mining experience, having held increasing levels of responsibility in various mining companies including Xstrata Nickel, Xstrata Coal South Africa, and Placer Dome Inc. From September 2010 until joining the Corporation, he was the Senior Vice President of Red Back Integration at Kinross. Mr. Coetzer consulted to Kinross from February 2009 and was appointed in May 2009 as Senior Vice President, South American Operations for Kinross, serving in this role until September 2010. In this role, Mr. Coetzer was responsible for overseeing the Kinross assets in Brazil, Chile and Ecuador. From June 2007 to October 2008, Mr. Coetzer was the Chief Operating Officer of Xstrata Nickel, and from March 2006 to June 2007, he was the Chief Operating Officer of Xstrata Coal South Africa. Mr. Coetzer also has significant experience in Africa, having been with Placer Dome Inc.’s South African and Tanzanian operations, where he was Managing Director—South Africa and the Executive General Manager – Tanzania, from 2003 to February 2006. Mr. Coetzer’s experience and expertise in managing mining operations of various mining companies positions him well to serve as the Chief Executive Officer and member of the Board. As Chief Executive Officer and formerly Chief Operating Officer of the Corporation, Mr. Coetzer has demonstrated strong leadership skills and extensive knowledge of operational issues facing the Corporation.

Committee Memberships:

N/A

Other Current Public Board Memberships:

Nil

Shareholdings:

Mr. Coetzer owns 82,465 Common Shares, 1,252,540 stock options and 612,190 Share Appreciation Rights. He has until March 2019 to satisfy share ownership guidelines.

Board Attendance:

100% attendance

Anu Dhir

Resident of: Mississauga, Ontario, Canada

Director Since: February 21, 2014

Age: 42

Status: Independent

Experience:

•       Legal and corporate development expertise in mining

•       International and African business finance and operations experience

Anu Dhir is a founder and Managing Director of Miniqs Limited (“Miniqs”), a private group primarily interested in resource projects that have the capability to grow into major producing operations. The group’s experience extends from early stage exploration projects, through to the successful development of a number of major mining projects throughout the world. The capabilities of Miniqs include the establishment of technical and project development teams; establishment of corporate structures and management teams; and major financing access through the global debt and equity markets. Prior to Miniqs, Ms. Dhir served as Vice President, Corporate Development and Company Secretary at Katanga Mining Limited a publicly listed mining company. Her portfolio of responsibilities at Katanga covered corporate development, investor relations, legal advisory, governance, and communications.

Ms. Dhir has a unique combination of business, operations and legal experiences in the mining, oil and gas and technology sectors on several continents. She has a history of successfully developing and negotiating business development deals including joint ventures, mergers and acquisitions, and key partnerships. Ms. Dhir has also helped finance and lead private companies to the public markets. She has been instrumental in helping companies heighten their profile and increase overall shareholder value.

Ms. Dhir was a Non-Executive Director of Great Basin Gold Limited, South Africa (TSX, NYSE, JSE) until 2013, and also served as its Chair of the Corporate Governance Committee, Member of its Remuneration Committee, and member of its Member Audit & Risk Committee.

Ms. Dhir also served as a Non-Executive Director of Kazakh Compass Asset Fund Ltd, Kazakhstan until December 2012

Committee Memberships:

Ms. Dhir has been nominated to be a member of the Nominating and Corporate Governance Committee and the Sustainability Committee.

Other Current Public Board Memberships:

•       Director, EnerGulf Resources, Vancouver & Dallas since August 2013 Member Audit Committee

•       Lead Independent Director, Frontier Rare Earths Limited, Luxembourg since July 2008, Chair Audit Committee

•       Lead Non-Executive Director, Atlatsa Resources Corporation, South Africa (TSX, NYSE, JSE) Chair Remuneration Committee, Chair Investment Committee, Member Audit & Risk Committee, Member Health, Safety and Sustainability Committee

Shareholdings:

Ms. Dhir owns 100,000 stock options. She has until March 2019 to satisfy share ownership guidelines.

Robert E. Doyle

Resident of: Toronto, Ontario, Canada

Director Since: February 2, 2012

Age: 59

Status: Independent

Experience:

•       Extensive international mining experience (resource exloration, development and production)

•       Accounting and finance expertise in mining

•       Audit Committee financial expert as defined by the SEC

From January 2008 to October 2009, Mr. Doyle was Chief Executive Officer of Medoro Resources Ltd. (pursuant to a merger in June 2011, Medoro is now known as Gran Colombia Gold Corp.), a Canadian gold exploration and development company with activities in Africa and South America. Mr. Doyle was with Pacific Stratus Energy as Executive Vice President from 2005 through 2006, Chief Financial Officer from October 2006 to May 2007 and Vice President from March 2006 to May 2007. He also was Chief Financial Officer of Coalcorp Mining Inc. from November 2005 to May 2007 and Chief Financial Officer of Bolivar Gold Corp. from January 2003 to February 2006. Mr. Doyle served as a director of Gran Columbia Gold Corp. from April 2008 to July 2013, and as a director of NXA Inc. from June 2009 to February 2014. Mr. Doyle, a chartered accountant and a chartered director, has over 30 years’ experience in all facets of international resource exploration, development and production. Mr. Doyle brings a broad skill set to the Board, including a thorough understanding of operations, accounting and financial strategy of international mining companies.

Committee Memberships:

Mr. Doyle is a member of the Audit Committee, Sustainability Committee, and Nominating and Corporate Governance Committee.

Other Current Public Board Memberships:

•       Director, Mandalay Resources Corp. since April 2010, Chair Audit Committee

•       Director, Detour Gold Corporation since May 2010, Member Audit, Technical and Corporate Governance and Nominating Committee of Detour Gold Corporation

Shareholdings:

Mr. Doyle owns 100,000 Common Shares, 100,000 stock options and 288,143 Deferred Share Units. He satisfies the director share ownership guidelines.

Board & Committee Attendance:

100% attendance

Tony Jensen

Resident of: Superior, Colorado, U.S.A

Director Since: June 13, 2012

Age: 51

Status: Independent

Experience:

•       Extensive international mine operations and corporate experience

•       Finance, capital management and sourcing

•       Evaluations, negotiations and transactions

•       Public company executive management

Mr. Jensen has been serving as President and Chief Executive Officer of Royal Gold Inc., a mining royalty company, since 2006. Previously, Mr. Jensen had served as the President and Chief Operating Officer of Royal Gold Inc. from 2003 to 2006. Mr. Jensen was elected to the board of directors of Royal Gold Inc. in 2004. Prior to joining Royal Gold Inc., Mr. Jensen held various positions with Placer Dome Inc., including engineering and management positions at the Golden Sunlight Mine in Montana, Assistant Mine General Manager of Operations at the La Coipa mine in Chile, Director, Finance and Strategic Growth for Placer Dome Latin America, and Mine General Manager of the Cortez Joint Venture. Mr. Jensen is a mining engineering graduate of the South Dakota School of Mines and Technology and holds a Certificate of Finance from Golden Gate University in San Francisco. In addition, Mr. Jensen is a member of the World Gold Council Board, the National Mining Association Board and Finance Committee, and the Industrial Advisory Board of the South Dakota School of Mines and Technology. Mr. Jensen brings to the Board extensive operating knowledge and ongoing experience as an executive of companies involved in the global mining and mineral processing industries.

Committee Memberships:

Mr. Jensen is a member of the Audit Committee.

Other Current Public Board Membership:

•       Director, Royal Gold Inc.

Shareholdings:

Mr. Jensen owns 100,000 stock options, and 231,813 Deferred Share Units. He has until March 2019 to satisfy share ownership guidelines.

Board & Committee Attendance:

100% attendance

Craig J. Nelsen

Resident of: Centennial, Colorado, U.S.A.

Director Since: May 11, 2011

Age: 62

Status: Independent

Experience:

•       Mineral property evaluation including resource/reserve evaluation and design and implementation of exploration drilling programs

•       Geological expertise on mineral deposits

•       Detailed knowledge of mineral property transactions and mergers and acquisitions activity

•       Extensive experience with international mining operations including budgets, strategic plans, health and safety, and community issues

Craig J. Nelsen was a founder, and President, Chief Executive Officer and a member of the Board of Directors, of Avanti Mining Inc. (“Avanti”) from May 2007 to October 2013. He is currently Executive Chairman of Avanti. From April 1999 to June 2007, Mr. Nelsen served as the Executive Vice-President, Exploration, for Gold Fields Limited, one of the world’s largest gold mining companies. Mr. Nelsen was the founder, and served as Chairman of the board of directors, of Metallica Resources Inc. from 1994 to 2008, and was Metallica’s Chief Executive Officer from 1994 to 1999. In June 2008, a three company merger between Metallica, Peak Gold, and New Gold Inc. was finalized, forming a larger gold producer known as New Gold Inc., which is listed on both the Toronto Stock Exchange and NYSE MKT. From June 2008 until May 2012, Mr. Nelsen served as a member of the board of directors of New Gold Inc. Mr. Nelsen holds a M.S. degree in geology from the University of New Mexico and a B.A. degree in geology from the University of Montana. Mr. Nelsen’s experience includes, among other things, his knowledge in mineral property evaluation, including resource and reserve assessment; international mining; mergers and acquisitions; exploration and mine operations; health, safety, environment and community relations; company formation and strategic planning.

Committee Memberships:

Mr. Nelsen is a member of the Sustainability Committee and Compensation Committee (Chairman).

Other Current Public Board Membership:

•       Chair, Avanti Mining Inc. since June 2007

Shareholdings:

Mr. Nelsen owns 150,000 Common Shares, 100,000 stock options and 286,447 Deferred Share Units. He satisfies the director share ownership guidelines.

Board & Committee Attendance:

100% attendance

Christopher M.T. Thompson

Resident of: Denver, Colorado, U.S.A.

Director Since: February 2, 2010

Age: 66

Status: Independent

Experience:

•       Extensive international mining experience both in operations and corporate

•       Corporate development, strategic planning and finance expertise

From 1998 through 2002, Mr. Thompson served as Chairman and Chief Executive Officer of Gold Fields Limited, an international gold producer based in South Africa, and as Chairman from 2002 through 2005. Since 2005 to the present, Mr. Thompson served on the boards of several public and private companies. From April 2002 to April 2005 he was the Chairman of the World Gold Council, an industry organization that promotes gold consumption, and from 1991 through 1998 he was the Founder, President and Chief Executive Officer of Castle Group Inc., manager of three privately owned gold mining venture funds. Mr. Thompson has served as director on over 25 public gold mining company boards and he currently sits on the board of two public companies in addition to Golden Star. Mr. Thompson is a member of the Board of Governors of the Colorado School of Mines. Mr. Thompson is familiar with all aspects of the gold industry from exploration to marketing. He understands the intricacies of international gold producing operations, and also has specific gold mining experience in Ghana. Mr. Thompson’s 20 plus years’ experience in the gold mining investment and venture capital field enables him to provide the Board valuable insight on financial aspects of the industry.

Committee Memberships:

Mr. Thompson is a member of the Compensation Committee and the Nominating and Corporate Governance Committee.

Other Current Public Board Membership:

•       Director, Jacobs Engineering since November 2012

•       Director, Teck Resources since March 2003

Shareholdings:

Mr. Thompson owns 300,000 Common Shares, 400,000 stock options, 100,000 Share Appreciation Rights, and 208,802 Deferred Share Units. He satisfies the director share ownership guidelines.

Board & Committee Attendance:

100% attendance

William L. Yeates

Resident of: Denver, Colorado, U.S.A.

Director Since: October 4, 2011

Age: 65

Status: Independent

Experience:

•       Extensive experience as an auditor in the extractive industries

•       40 years of experience in accounting with expertise in the areas of SEC reporting and strategic planning

•       Audit committee financial expert as defined by the SEC

Mr. Yeates was one of the founding partners of Hein & Associates LLP (Hein). He previously served on Hein’s Executive Committee and was their National Director of Auditing and Accounting for many years. He retired from Hein in 2013. He has over 40 years of auditing experience working with public companies specializing in extractive industries. From 2005 to 2009, Mr. Yeates served on the Financial Accounting Standards Advisory Council. He also has served on: the Professional Practice Executive Committee of the Center for Audit Quality; the Executive Committee of the Center for Public Company Audit Firms of the American Institute of Certified Public Accountants (“AICPA”); the SEC Practice Section Executive Committee and the SEC Regulations Committee of the AICPA. In addition to being a Certified Public Accountant, Mr. Yeates holds an MBA in accounting and a B.S. in finance and marketing from the University of Colorado. Mr. Yeates’ extensive experience as an auditor for companies in extractive industries and involvement in numerous accounting committees enables him to provide the Board with valuable insight in the areas of financial reporting and strategic planning.

Committee Memberships:

Mr. Yeates is a member of the Audit (Chairman) and Compensation Committees.

Other Current Public Board Membership:

Nil

Shareholdings:

Mr. Yeates owns 125,000 Common Shares, 100,000 stock options and 35,557 Deferred Share Units. He has until March 2019 to satisfy share ownership guidelines.

Board & Committee Attendance:

100% attendance

There are no family relationships among any of the director nominees or directors or executive officers of the Corporation. No directors serve on the same company board.

Committee Membership and Record of Attendance

The following tables summarize the meetings of the Board and its Committees held for the fiscal year ended December 31, 2013, and the attendance of the individual Directors (who are director nominees) at such meetings:

Board:	7
Audit Committee:	5
Compensation Committee:	3
Nominating and Corporate Governance Committee:	1
Sustainability Committee:	2

Director	Board Meeting Attendance	Committee Membership	Committee Meetings Attendance
Tim Baker	7/7
Samuel T. Coetzer	7/7
Robert E. Doyle	7/7	• Sustainability Committee • Nominating and Corporate Governance Committee • Audit Committee	2/2 1/1 5/5
Tony Jensen	7/7	• Sustainability Committee (Chairman)	2/2
Craig Nelsen	7/7	• Compensation Committee (Chairman) • Sustainability Committee	3/3 2/2
Christopher M.T. Thompson	7/7	• Compensation Committee • Nominating and Corporate Governance Committee	3/3 1/1
William L. Yeates	7/7	• Audit Committee (Chairman) • Compensation Committee	5/5 3/3

1.	Ian MacGregor resigned as director of the Corporation effective February 28, 2014.

It is the Corporation’s policy that the directors attend annual shareholder meetings. All of the then directors of the Corporation attended the 2013 annual general meeting of shareholders.

Director Skills Matrix

Golden Star reviews the skills and areas of expertise of its directors in a number of areas critical to the Board’s oversight function to ensure that there is appropriate diversity of experience.

Director	CEO Experience	Mining Experience	Board Governance	Financial Acumen	Legal Acumen	Executive Compensation
Tim Baker		x	x			x
Samuel T. Coetzer	x	x
Anu Dhir	x	x	x	x	x	x
Robert E. Doyle	x	x	x	x
Tony Jensen	x	x		x
Craig Nelsen	x	x	x	x		x
Christopher M.T. Thompson	x	x	x	x	x	x
William L. Yeates		x	x	x		x

Director Orientation

New directors are provided with Golden Star’s charters and Board and Corporate policies and with non-public information on our business and assets. They have access to Board members and senior management before accepting a position as director to enable them to perform due diligence and acquire information to begin performing their duties at an acceptable level. In the course of these due diligence activities, new directors are made aware of the role of the Board and its committees and the nature and operation of the Corporation’s assets and business.

Each member of the current Board has the skills and knowledge required to function effectively as a director of Golden Star and the skills and experience possessed by individual Board members are complementary , achieving a Board that can oversee the Corporation’s business in a manner responsive to the interests of all stakeholders and in a responsible and ethical manner. Board candidates are selected based on their skills and experience, and to fill any gaps identified in the director skills matrix.

Continuing Education

The Chair of the Nominating and Corporate Governance Committee has a specific responsibility to ensure that Board members are kept up to date on corporate governance matters, and the directors’ other business interests to keep them abreast of corporate developments generally and those in the gold mining industry in particular. Board members make visits to the Corporation’s mines in Ghana where Board members can inspect the Corporation’s assets and interface with all levels of management and with local stakeholders.

The Board and the committees receive presentations on topical issues when making key business decisions, during strategic planning meetings and in response to director requests. Directors also attend external conferences and seminars. Directors identify educational needs through the Board and committee process. The corporate secretary arranges internal presentations for the Board after consulting with the Board or committee chairs, and notifies directors of pertinent conferences, seminars and other educational opportunities. We pay the fees and expenses for directors to attend conferences or other events that are important for enhancing their knowledge for serving on our Board.

Additional Disclosure Relating to Directors

To the knowledge of the Corporation, no proposed director of the Corporation is or has been, within the last 10 years, a director, chief executive officer or chief financial officer of any company that (a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while he/she was acting in the capacity of director, chief executive officer or chief financial officer of that company; (b) subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after he/she ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while he/she was acting in that capacity; (c) subject of, or a party to, any judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of (i) mail or wire fraud in connection with any business entity or (ii) federal or state securities, commodities, banking or insurance laws and regulations, or any settlement to such actions (not including settlement of a civil proceeding among private parties); or (d) subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization.

Moreover, to the knowledge of the Corporation, no proposed director is or has been, within the last 10 years, (a) bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his/her assets; or (b) a director or executive officer of any company that, while he/she was acting in that capacity, or within one year of his/her ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Governance at Golden Star

Separate Chairman and CEO

Golden Star has a separate Chairman and Chief Executive Officer (“CEO”). Having an independent Chairman enables non-management directors to raise issues and concerns for Board consideration without immediately involving management. The Chairman also serves as a liaison between the Board and senior management.

The Chairman is responsible for running the Board effectively; working with the CEO and scrutinizing his performance and that of the Board; attending all committee meetings; reviewing on a regular basis the Corporation’s financial and operating performance; and participating in the hiring of senior executives.

Shareholder Communication

The Corporation believes that it is important to maintain good shareholder relations. The Board will give appropriate attention to all proper written communications that are submitted by shareholders. Any shareholder wishing to send communications to the Board, or a specific committee of the Board, should send such communication to the Executive Vice President and Chief Financial Officer (“CFO”) of the Corporation by email to investor@gsr.com or by mail to Board of Directors, c/o Chief Financial Officer, Golden Star Resources Ltd., 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, Canada M5H 1J9. All communications should state the type and amount of the Corporation’s securities held by the shareholder and that the communication is intended to be shared with the Board, or if applicable, with a specific committee of the Board. The Executive Vice President and Chief Financial Officer will forward all such communications to the Board or the specific committee, as appropriate.

Governance Principles

Code of Conduct and Ethics

Golden Star has a culture of integrity and robust corporate policies including a whistle blower policy to support that culture. The relevant policies and codes, all of which are available on the Corporation’s website (www.gsr.com), consist of the following:

•	Business Conduct and Ethics Policy (the “Business Conduct Policy”). The Business Conduct Policy applies to the Corporation, its subsidiaries, divisions and affiliates and reaffirms that the observance of applicable law and ethical business conduct wherever the Corporation does business must be the guiding principle. The Corporation’s Executive Vice President and CFO (the “Compliance Officer”) is responsible for monitoring compliance with the Business Conduct Policy and for communicating the Business Conduct Policy to employees. Employees are advised that they have a duty to report any known or suspected violation of the Business Conduct Policy, including any violation of the laws, rules, regulations or policies that apply to the Corporation. Employees are to report such violations to their supervisor, the Compliance Officer, or by following the procedures set out in the Corporation’s Whistleblower Policy (as discussed below). It is ultimately the Board’s responsibility to monitor compliance with the Business Conduct Policy. The Board, through its Audit Committee, reviews the Business Conduct Policy annually to ensure that it complies with legal requirements and best practices. The Board has not granted any waiver of the Business Conduct Policy. Accordingly, no material change report or other notice has been required or filed.

•	Code of Ethics for Directors, Senior Executive and Financial Officers and Other Executive Officers (“Ethics Code”). The Ethics Code requires that individuals covered by its provisions report suspected violations to either of the Chairman of the Board or the Executive Vice President and CFO, in his capacity as Compliance Officer, and that the Board take appropriate action on any such reports. Amendments of, and waivers granted under, the Ethics Code will be disseminated on the Corporation’s website (www.gsr.com). The Board has not granted any waiver of the Policy. Accordingly, no material change report or other notice has been required or filed.

•	Insider Trading and Reporting Policy (“Insider Trading Policy”). The Insider Trading Policy mandates all appropriate trading restrictions on the Corporation’s shares to which directors, officers, employees and others are subject under applicable law and as a matter of corporate policy. In addition, directors and officers of the Corporation are prohibited from hedging their Common Shares or equity based awards.

•	Whistleblower Policy. Employees are required to report concerns, anonymously if the individual so chooses, to any member of management or the Audit Committee regarding: (i) possible violations by employees or other persons of legal or regulatory requirements or internal policies relating to accounting standards and disclosures; (ii) internal accounting controls or matters related to the internal or external audit of the Corporation’s financial statements; (iii) securities law compliance; and (iv) other matters pertaining to fraud against shareholders. The Audit Committee is responsible for dealing appropriately with all such reports.

•	Clawback Policy. The Board has the right to recover incentive and equity based compensation from an executive officer if the Corporation’s financial statements are required to be restated; the need for restatement was caused by the misconduct of the executive officer; and the executive officer’s incentive compensation was higher as a result of the misstatement in the financials.

The Board is required to approve the holding by any director or officer of a board or executive position of another company creating a potential business or legal conflict affecting that individual’s ability to properly carry out his duties and serve the Corporation’s best interests. As a matter of law, Board members are required to disclose material interests in proposed transactions, after which the Board determines the propriety of the affected individual participating in either or both of discussion and voting, whether or not otherwise entitled to do either or both.

Board Role in Risk Oversight

The Board oversees the risks involved in the Corporation’s operations as part of its general oversight function, integrating risk management into the Corporation’s compliance policies and procedures. While the Board has the ultimate oversight responsibility for the risk management process, the Audit Committee and the Compensation Committee have specific responsibilities relating to risk management. Among other things, the Audit Committee, pursuant to its charter, addresses company policies with respect to risk assessment and risk management, and reviews major risk exposures (whether financial, operating or otherwise) and the guidelines and policies that management has put in place to govern the process of assessing, controlling, managing and reporting such exposures. The Compensation Committee considers the nature, extent and acceptability of risks that the executive officers may be encouraged to take is a result of the Corporation’s incentive compensation programs and considers compensation-related risks for the Corporation. The Board also satisfies its risk oversight responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within the Corporation.

About the Board

Independence

The current Board comprises eight directors, seven of whom are independent because they do not have a direct or indirect material relationship (as set forth under applicable law and regulations) with the Corporation. Though Mr. Baker was Executive Chairman, he held this role on a part-time basis for less than one year and is thus considered independent. Mr. Coetzer is the Corporation’s President and Chief Executive Officer and, accordingly, is not independent.

Role of the Board

The Board mandate sets out the duties and responsibilities of the Board, in accordance with statutory and other legal requirements and good corporate governance practices. The Board mandate is attached as Appendix C hereto.

As set out in the Board mandate, the Board establishes overall policies and standards for the Corporation. The Board expects management to conduct the business of the Corporation in accordance with the Corporation’s ongoing strategic plan as adopted by the Board. The Board regularly reviews management’s progress in meeting these expectations. The Board is kept informed of the Corporation’s operations at meetings of the Board and its committees and through reports, analyses and discussions with management. The Board normally meets five times a year in person, with additional meetings being held as needed. In 2013, there were a total of seven meetings of the Board.

The following is a summary of how the Board deals with matters pertaining to strategic planning, risk management, communication and internal control systems, management and succession:

•	Each year the Board reviews and approves planning assumptions and detailed monthly budgets for the following year and annual projections for the following four years. The Board monitors performance against budget through reporting by management in the form of monthly reports and Board papers.

•	The Board seeks to identify and assess the principal risks of the Corporation’s business which are wide-ranging because of the nature of the Corporation’s business, including risks associated with operating in developing countries, maintaining control of the Corporation’s assets and funds, assuring compliance with all relevant laws and regulations, political risks, exchange controls, environmental and safety risks, government regulatory or enforcement problems, title matters, civil unrest, and the availability of skilled management and labor forces.

•	The CEO and the CFO provide shareholder communications on behalf of the Corporation, all of which are monitored by the Board.

•	The Board periodically reviews the integrity of the Corporation’s internal control and management information systems.

•	The Board annually considers the Corporation’s overall performance in all key areas to identify those areas where additional skills may be required and to consider the measures required to ensure sufficient management depth for the ongoing management of Golden Star in the event of the loss of any key members of the Corporation’s executive management team.

•	The Board periodically reviews all key policies including the environmental and safety policies adopted by Golden Star and its affiliates and has established policies on safety, community relations and environment.

•	The Board has adopted policies to assure effectiveness of management information systems including policies on corporate control with respect to annual budgets, financial and budget reporting, activities reporting, acquisitions and dispositions of assets, joint ventures, spending authorities, contracts and investment banking services.

•	The Board approves the terms of all significant acquisitions and dispositions of the mineral properties and joint venture agreements on these properties.

•	The Board approves operating and capital budgets.

•	The Board receives monthly reports on operational, financial and business development matters. The Board’s relatively small size and significant industry experience allows management to liaise regularly with the Board to discuss and seek approval for various activities.

Recruiting New Directors

The objective of the Corporation is to have a Board of Directors whose members each have the required experience, skills, judgment and character to perform effectively and ethically as a Board member and which, as a group, have skills complementary to the Corporation’s business and the environment in which Golden Star operates. Potential Board candidates are identified and selected with reference to these criteria. The process is supervised by the Nominating and Corporate Governance Committee which is responsible for recommending candidates for nomination or re-election, as the case may be, as set out in its charter.

The Nominating and Corporate Governance Committee considers candidates for Board membership who are suggested by members of the committee, other Board members, members of management and shareholders of the Corporation. Once the Nominating and Corporate Governance Committee has identified prospective nominees for directorship, the Board is responsible for selecting such candidates. The Nominating and Corporate Governance Committee seeks to identify director candidates with solid business and other appropriate experience and expertise, having regard for the nature of the Corporation’s business and the current composition of the Board, and commitment to devoting the time and attention necessary to fulfill their duties to the Corporation.

While the Corporation has not prepared a formal diversity policy for evaluating nominees for director positions, the Nominating and Corporate Governance Committee’s charter includes general factors to be considered in evaluating a prospective candidate to the Board, which include (i) the extent to which the candidate will enhance the objective of having directors with diverse viewpoints, and (ii) backgrounds, experience, expertise, skills and other demographics of director candidates. We believe that the backgrounds and qualifications of our directors, considered as a group, should provide a mix of skills, experience, and knowledge that will assure that the Board can continue to fulfill its responsibilities.

The Nominating and Corporate Governance Committee also considers the independence of directors or potential directors.

Shareholders wishing to recommend a director candidate to serve on the Board may do so by providing written notice to the Chair of the Nominating and Corporate Governance Committee, Golden Star Resources Ltd., 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, Canada M5H 1J9. The notice should identify the candidate, provide appropriate biographical and background materials, state the nominating shareholder’s Common Share ownership, and include a written signed statement of the candidate. Assuming that the appropriate information and materials are received in a timely manner, candidates recommended by shareholders will be evaluated against the criteria outlined above. A complete copy of the procedures to be followed by shareholders who wish to recommend director candidates is available on the Corporation’s website at www.gsr.com.

In Camera Sessions

The Board has discussion involving only the independent directors in the absence of management (in-camera sessions) at each regularly scheduled Board meeting. This gives the independent directors the opportunity to raise any matter they believe requires discussion. An in-camera session was held at each meeting.

Board Committees

Golden Star has the following four standing committees: Audit, Compensation, Nominating and Corporate Governance and Sustainability Committees. The chair of each committee is responsible for ensuring that the committee over which he presides properly discharges the obligations imposed by its charter, interfacing with management and making required recommendations to the Board. Charters for each of the committees are available on the Corporation’s website at www.gsr.com.

From time to time, special committees of the Board are formed to provide oversight on particular issues.

Audit Committee

During 2013, the Audit Committee was comprised of Messrs. William Yeates (Chair), Robert E. Doyle and Ian MacGregor. With Mr. Ian MacGregor’s resignation on February 28, 2014, Mr. Tony Jensen has replaced him on the Audit Committee. See the director profiles under the heading “About the Nominated Directors—Director Profiles” for detailed information about the financial acumen of the Audit Committee members. The Board has determined that Mr. Doyle and Mr. Yeates are “audit committee financial experts” as defined by the SEC. The Board has determined that each member of the Audit Committee is financially literate and is independent of the Corporation.

The primary duties and responsibilities of the Audit Committee, as set out in its charter, are to oversee the financial reporting process, the system of internal control, the audit process, related party transactions, compliance with the Ethics Code, compliance with the Whistleblower Policy and the Corporation’s process for monitoring compliance with laws and regulations.

The Audit Committee is responsible for the appointment, compensation, retention, termination and oversight of the work of the independent auditor. In performing its duties, the Audit Committee maintains effective working relationships with the Board, management and the external auditors. To effectively perform his role, each committee member maintains an understanding of the detailed responsibilities of committee membership and the Corporation’s business, operations and risks.

The Audit Committee recommends to the Board for approval the annual and quarterly financial statements, the annual and quarterly reports and certain other documents required by regulatory authorities. The Audit Committee reviews major financial, operating and other risk exposures and the guidelines, policies and insurance that the Corporation has in place to govern the process of assessing, controlling, managing and reporting such exposures. The Audit Committee met five times in 2013.

AUDIT COMMITTEE REPORT

The Audit Committee has reviewed and discussed with management of the Corporation the audited financial statements of the Corporation for the fiscal year ended December 31, 2013 (the “Audited Financial Statements”).

The Audit Committee has received a letter from PWC and has discussed with PWC its independence and has considered the compatibility of the non-audit services it provides in the context of PWC’s independence. Based on these reviews and discussions, the Audit Committee recommended to the Board that the Audited Financial Statements be included in the Corporation’s Annual Report for the year ended December 31, 2013 for filing with the applicable securities regulatory authorities.

Submitted by the Audit Committee:

William Yeates, Chair

Compensation Committee

The Compensation Committee is currently comprised of Messrs. Craig Nelsen (Chair), Christopher Thompson and William Yeates each of whom has been determined by the Board to be independent of the Corporation. The Compensation Committee, subject to Board approval and as set forth in its charter, supervises the evaluation and determination of compensation of executive officers, sets corporate-wide policy with respect to compensation and benefits, and administers the Corporation’s Third Amended and Restated 1997 Stock Option Plan (the “Stock Option Plan”) except with respect to grants to non-employee directors, the Stock Bonus Plan, the DSU Plan, the PSU Plan, and the SARs Plan (as each term is defined below). The Compensation Committee is responsible for evaluating and making recommendations to the Board regarding the compensation to be paid to directors. The Compensation Committee also oversees the detailed disclosure requirements regarding executive compensation. The Compensation Committee met three times in 2013.

Nominating and Corporate Governance Committee

During 2013, the Nominating and Corporate Governance Committee was comprised of Messrs. Ian MacGregor (Chair), Robert E. Doyle and Christopher Thompson. With Mr. Ian MacGregor’s resignation, Mr. Robert Doyle has assumed the role of Chairman and Ms. Anu Dhir has joined the Nominating and Corporate Governance Committee. Each member of the Nominating and Corporate Governance Committee has been determined by the Board to be independent of the Corporation. The Nominating and Corporate Governance Committee, as set forth in its charter, advises and makes recommendations to the Board concerning all corporate governance issues, including: Board and committee jurisdiction, composition and size; adoption and implementation of policies designed to ensure that the Corporation follows best practices in corporate governance; and oversight of compliance with legislation, rules, regulations and guidelines enacted and adopted by applicable governments, securities regulators and stock exchanges. The Nominating and Corporate Governance Committee met once in 2013.

The Nominating and Corporate Governance Committee annually assesses the effectiveness and contribution of the Board, its committees and individual directors (see the discussion under “Assessments”).

The Nominating and Corporate Governance Committee is also responsible for supervising the nomination process including identifying and recommending nominees to the Board for eventual proposal as candidates for election as directors at annual meetings of shareholders.

Sustainability Committee

During 2013 the Sustainability Committee was composed of Messrs. Tony Jensen (Chair), Robert Doyle and Craig Nelsen. Following Mr. Ian MacGregor’s resignation, Mr. Tony Jensen has moved to the Audit Committee. Ms. Anu Dhir joined the Sustainability Committee and Mr. Tim Baker assumed the role of Chairman of the Sustainability Committee. Each member of the Sustainability Committee has been determined by the Board to be independent of the Corporation. The primary purposes of the Sustainability Committee are to assist the Board in its oversight of exploration, development and operating risk, including issues related to geological, mining, metallurgical, community, health, safety and environmental matters. The responsibilities of the Sustainability Committee include: reviewing with management the Corporation’s goals, policies and programs for exploration, development and operational matters; making enquiries of management concerning the establishment of appropriate policies, systems, standards and procedures for all technical, development and operating activities, and compliance with applicable laws and standards of corporate conduct; reviewing with management the assessment, reduction and mitigation of technical risk; reviewing with management the risk analysis of any proposed new major exploration, development or operating activity; and reviewing with management the Corporation’s record of performance on community relationships, health, safety and environmental matters, along with any proposed actions based on the record of performance. The Sustainability Committee met twice in 2013.

Assessments

The Nominating and Corporate Governance Committee performs, as part of its duties, an annual appraisal of the performance of the Board and its standing committees and of the individual performance of each director and the Board and committee chairs. The Nominating and Corporate Governance Committee considers the Board’s performance in meeting the challenges that faced the Corporation over the previous 12-month period, the Board’s relationship with management, and the overall effectiveness of the Board and its members. The results of the assessment are used in making any required changes to functions and individuals and in determining nominations for re-election and appointment.

Compensation Governance

Compensation Related Risk Management

The Board provides regular oversight of Golden Star’s risk management practices, and delegates to the Compensation Committee the responsibility to provide risk oversight of Golden Star’s compensation policies and practices, and to identify and mitigate compensation policies and practices that could encourage inappropriate or excessive risk taking by members of senior management.

The Compensation Committee and Board considered the implications of the risks associated with Golden Star’s compensation practices and did not identify any risks from Golden Star’s compensation policies or practices that are likely to have a material adverse effect on Golden Star.

The Compensation Committee and Board have concluded that Golden Star has policies and practices to ensure that employees do not have incentives to take inappropriate or excessive risks, including the following:

•    Mix of fixed and variable compensation, and an appropriate weighting of share-based compensation

•    Equity ownership policy for directors and officers

•    Quantitative company-wide metrics are used to determine the amount of awards to Named Executive Officers pursuant to Golden Star’s annual incentive plan

•    The Board and Compensation Committee have discretion to determine the amount, if any, of awards pursuant to Golden Star’s annual incentive programs

•    Starting in 2014, Golden Star will have a mix of relative and absolute targets in its compensation plans, with the introduction of the performance share unit plan (“PSU Plan”)

•    The Corporation makes annual awards of share-based compensation with overlapping vesting periods to retain management and provide continual share-based exposure to the risks management undertakes

•    Annual incentive awards are based on the key performance indicators of the Corporation

What We Do

for 2014, 50% of equity performance vests

75% of CEO pay is at risk

use an appropriate peer group and benchmark pay to the median use a balanced scorecard for annual incentive awards

set challenging performance goals which are thoroughly disclosed have director and executive share ownership requirements

have a clawback and prohibit hedging of equity

have an independent compensation committee and independent consultant

What we don’t do

Provide guaranteed or discretionary payments

Provide loans to directors or officers

Provide excessive severance or supplemental pension benefits

Provide excessive perks

•	Annual incentive awards are not determined until the completion of the audit of Golden Star’s consolidated annual financial statements by Golden Star’s independent auditor

•	Golden Star prohibits hedging and restricts pledging of the Common Shares and share-based incentives held by directors and officers

•	Golden Star has an organizational culture of prudent risk-taking

•	There is a comprehensive Business Conduct Policy, Ethics Code and Whistleblower Policy that encourages reporting of imprudent corporate behavior

•	The Compensation Committee is comprised entirely of independent directors and retains an independent compensation consultant to assist it in its review of compensation

•	William Yeates is a member of the Compensation Committee, and the Audit Committee, providing the Compensation Committee with an in depth understanding of Golden Star’s enterprise risks when making its decisions in respect of compensation

Independent Advice

In late 2013, the Compensation Committee retained Meridian Compensation Partners to provide independent advice to the Committee. Meridian Compensation Partners does not provide any services to management. In 2013 Golden Star paid fees of $30,273 to Meridian Compensation Partners.

In 2012, the Hay Group compared the Corporation’s compensation practices to those in the mining industry generally based on Hay Group’s proprietary databases. Hay Group also provided an analysis of mining companies in several comparable groups. Golden Star paid fees to Hay Group of $52,958 in 2012 and $4,631 in 2013.

The Compensation Committee has sole authority to retain and terminate any compensation consultant to be used to assist it in the evaluation of executive officer compensation. The Compensation Committee has sole authority to approve such consultants’ fees and retention terms and to obtain advice and assistance from internal or external legal, accounting or other advisors.

Based on information which is publicly available and which is provided by independent consultants, the Compensation Committee exercises its business judgment in setting base salaries and incentive compensation levels for executive officers.

In determining compensation, the Board and the Compensation Committee also evaluate each executive officer’s level of responsibility and experience as well as company-wide performance. An executive officer’s success in achieving business results, promoting core values, improving health and safety and demonstrating leadership are also taken into account when reviewing base salaries.

Director Compensation

Approach to Director Compensation

Golden Star pays director compensation to attract and retain directors of the quality and with the skills required to oversee Golden Star’s business, taking into account our international operations and the complexity of our business. We compensate directors for their risk, responsibility and preparation, on the basis that they devote time and attention to Golden Star year round and to reflect their fiduciary oversight and effectiveness. Our directors oversee the Corporation’s business and affairs on behalf of shareholders and in the best interests of the corporation. Our directors may elect to receive all or a portion of their director compensation in the form of deferred share units (“DSUs”) under the Corporation’s Deferred Share Unit Plan (the “DSU Plan”). DSUs may be redeemed for cash, Common Shares or a combination of both. See “Equity Compensation Plan Information – Deferred Share Unit Plan” for a summary of the DSU Plan.

The Corporation’s Stock Option Plan provides for discretionary grants of stock options to directors. Such grants may be made upon a director’s appointment or from time to time thereafter. See “Equity Compensation Plan Information – Stock Option Plan” for a summary of the Stock Option Plan.

Director Share Ownership

In 2013 we revised the share ownership requirement for directors. Our directors are now required to own three times their retainer in Common Shares or DSUs. Our directors have 5 years to achieve their share ownership requirement. Going forward, directors must elect to take 25% of their annual retainer in the form of DSUs until the target ownership level is met.

Fees and Retainers

Our Director compensation is comprised of a director cash retainer:

•	$170,000 for the Chairman; and

•	$110,000 for the other non-executive directors.

Plus Committee Chair cash retainers:

•	$20,000 for the Chair of the Audit Committee;

•	$10,000 for the Chair of the Nominating and Corporate Governance Committee;

•	$10,000 for the Chair of the Sustainability Committee; and

•	$10,000 for the Chair of the Compensation Committee.

Directors are also reimbursed for transportation and other out-of-pocket expenses reasonably incurred for attendance at Board and committee meetings and in connection with the performance of their duties as directors.

Details of 2013 Director Compensation

Director Compensation Table

The following table discloses the cash, equity awards and other compensation earned, paid or awarded, as the case may be, to each of the Corporation’s non-executive directors during the fiscal year ended December 31, 2013.

Director Name	Directors Committee Fees Paid in Cash ($)	Stock Awards ($)	Option Awards ($)		Non-Equity Incentive Plan Compensation ($)	All Other Compensation (including DSUs) ($)[1]	Total ($)
James E. Askew[2]	2,167	—	—		—	—	2,167
Tim Baker[3]	—	—	610,000	[4]	—	166,462	776,462
Samuel T. Coetzer	—	—	—		—	—	—
Anu Dhir[5]	—	—	—		—	—	—
Robert E. Doyle[6]	—	—	—		—	107,711	107,711
Tony Jensen[7]	7,833	—	—		—	107,711	115,544
Ian MacGregor[8]	10,000	—	—		—	107,711	117,711
Craig Nelsen[9]	10,000	—	—		—	107,711	117,711
Christopher M.T. Thompson[10]	55,000	—	—		—	53,855	108,855
William L. Yeates	130,000	—	—		—	—	130,000

1.	This represents compensation taken in DSUs. The grant date fair value is based on the volume-weighted average trading price of the Common Shares on the NYSE MKT for the 20 days immediately preceding the Award Date.
2.	Effective May 9, 2013, Mr. Askew resigned as member of the Board.

3.	For 2013, Mr. Baker received a grant of 500,000 stock options on January 1, 2013 at an exercise price of $1.86 and a fair value of $1.22 per common share. Options vest over three years. The exercise price has been converted into U.S dollars based on the Bank of Canada noon rate of exchange on the day of the grant. In 2013, Mr. Baker also received grants of 27,582, 94,292, 92,042 and 91,765 DSUs on April 15, 2013, July 15, 2013, October 15, 2013 and January 15, 2014, at a grant date fair value of $1.26, $0.51, $0.41 and $0.50 respectively. The DSUs granted on January 15, 2014, were for the director compensation earned for the quarter ending December 31, 2013.
4.	This amount represents the fair value of the 500,000 stock options granted on January 1, 2013, calculated using the Black Scholes model.
5.	Ms. Anu Dhir was appointed as a director on February 21, 2014.
6.	For 2013, Mr. Doyle received grants of approximately 17,847, 61,013, 59,557 and 59,377 DSUs on April 15, 2013, July 15, 2013, October 15, 2013 and January 15, 2014, at a grant date fair value of $1.26, $0.51, $0.41 and $0.50 respectively. The DSUs granted on January 15, 2014, were for the director compensation earned for the quarter ending December 31, 2013.
7.	For 2013, Mr. Jensen received grants of approximately 17,847, 61,013, 59,557 and 59,377 DSUs on April 15, 2013, July 15, 2013, October 15, 2013 and January 15, 2014, at a grant date fair value of $1.26, $0.51, $0.41 and $0.50 respectively. The DSUs granted on January 15, 2014, were for the director compensation earned for the quarter ending December 31, 2013.
8.	Effective February 28, 2014, Mr. MacGregor resigned as member of the Board. For 2013, Mr. MacGregor received grants of approximately 17,847, 61,013, 59,557 and 59,377 DSUs on April 15, 2013, July 15, 2013, October 15, 2013 and January 15, 2014, at a grant date fair value of $1.26, $0.51, $0.41 and $0.50 respectively. The DSUs granted on January 15, 2014, were for the director compensation earned for the quarter ending December 31, 2013.
9.	For 2013, Mr. Nelsen received grants of approximately 17,847, 61,013, 59,557 and 59,377 DSUs on April 15, 2013, July 15, 2013, October 15, 2013 and January 15, 2014, at a grant date fair value of $1.26, $0.51, $0.41 and $0.50 respectively. The DSUs granted on January 15, 2014, were for the director compensation earned for the quarter ending December 31, 2013.
10.	For 2013, Mr. Thompson received grants of approximately 8,924, 30,506, 29,778 and 29,689 DSUs on April 15, 2013, July 15, 2013, October 15, 2013 and January 15, 2014, at a grant date fair value of $1.26, $0.51, $0.41 and $0.50 respectively. The DSUs granted on January 15, 2014, were for the director compensation earned for the quarter ending December 31, 2013.

Director Equity Plan Awards

Outstanding Share-Based Awards and Option Based Awards as at December 31, 2013

	Option Based Awards					Share Based Awards[1]
Name*	Grant date	Number of unexercised stock options/ SARs (#)[2]	Option /SARs exercise price ($CAD)	Option/SARs expiry date	Value of unexercised in-the- money options/ SARs ($CAD) [3]	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested ($)[4]	Market payout value of vested share- based awards not paid out or distributed ($)[4]
James E. Askew[5]	May 26, 2004 Jan 26, 2005 Jan 31, 2006 Feb 1, 2007 Dec 20, 2007 Dec 26, 2008	40,000 40,000 40,000 40,000 40,000 40,000	6.95 4.58 3.94 3.95 3.06 1.08	May 26, 2014 Jan 26, 2015 Jan 31, 2016 Feb 1, 2017 Dec 20, 2017 Dec 26, 2018	— — — — — —	—	—	50,690	[6]
Tim Baker	Jan 1, 2013	500,000	1.84	Jan 1, 2023	—	213,917	94,123	—
Robert E. Doyle	Feb 2, 2010	100,000	3.19	Feb 2, 2020	—	228,766	97,651	—
Tony E. Jensen	Jun 13, 2012	100,000	1.25	Jun 13, 2022	—	172,436	75,872	—

Ian MacGregor[7]	May 26, 2004 Jan 26, 2005 Jan 31, 2006 Feb 1, 2007 Dec 20, 2007	40,000 40,000 40,000 40,000 60,000	6.95 4.58 3.94 3.95 3.06	May 26, 2014 Jan 26, 2015 Jan 31, 2016 Feb 1, 2017 Dec 20, 2017	— — — — —	209,532	92,194	—
Craig Nelsen	May 25, 2011	100,000	2.59	May 25, 2021	—	227,069	96,904	—
Christopher M.T. Thompson SARs:	Feb 2, 2010 May 31, 2011 Feb 13, 2012 Feb 13, 2012	100,000 100,000 200,000 100,000	3.19 2.55 2.02 1.98	Feb 2, 2020 May31, 2021 Feb 13, 2022 Dec 31, 2015	— — —	179,113	78,810	—
William L. Yeates	Oct 4, 2011	100,000	1.78	Oct 4, 2021	—	35,558	50,321	—

1	This represents deferred share units granted to Board of Directors.
2	This includes unvested Share Appreciation Rights.
3	Stock options are valued based on TSX closing price on December 31, 2013 of $0.50CAD; SARs valuation are calculated using the NYSE MKT closing price on December 31, 2013 of $0.44 and subtracting the exercise price of the Share Appreciation Rights.
4	Calculated using the NYSE MKT closing price on December 31, 2013 of $0.44.
5	James Askew resigned as director of the Corporation on May 9, 2013.
6	As of December 31, 2013, Jim Askew has 115,204 deferred share units that are exercisable until December 15, 2014.
7	Ian MacGregor resigned as director of the Corporation on effective February 28, 2014.
*	Information concerning Mr. Coetzer has been provided in the table concerning executive compensation.

Incentive Plan Awards—Value Vested or Earned During the Year

Name[1]	Option-based awards-Value vested during the year ($)[2]	Share-based awards-Value vested during the year ($)		Non-equity incentive plan compensation—Value earned during the year ($)
James E. Askew[3]	—	—		—
Tim Baker	—	166,462	[4]	—
Robert E. Doyle	—	107,711	[4]	—
Tony E. Jensen	—	107,711	[4]	—
Ian MacGregor[5]	—	107,711	[4]	—
Craig Nelsen	—	107,711	[4]	—
Christopher M.T. Thompson	—	53,855	[6]	—
William L. Yeates	—	—		—

1	Information concerning Mr. Coetzer has been provided in the table concerning executive compensation.
2	This amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the common shares of the Corporation as traded on the TSX on the vesting date and the exercise price of the options.
3	James Askew resigned as director of the Corporation on May 9, 2013.
4	This amount represents compensation taken in Deferred Share Units. The grant date fair value is based on the volume-weighted average trading price of the Common Shares on the NYSE MKT for the 20 days immediately preceding the Award Date.
5	Ian MacGregor resigned as director of the Corporation on effective February 28, 2014.
6	Mr. Thompson also has 100,000 units of Share Appreciation Rights vested in the year. The value of these units was $NIL, calculated using the closing price on December 31, 2013 of $0.50CAD and subtracting the exercise price of the Share Appreciation Rights.

Executive Compensation

Message to Shareholders

Dear Fellow Shareholder,

On behalf of the Compensation Committee, I wanted to provide some additional insight into Golden Star’s approach to executive compensation. In 2013 our shareholders let us know through the advisory resolution on Say on Pay, that you wanted to see some significant changes to our executive compensation programs. We value your input and have made a number of important changes in 2013 and 2014.

Commitment to Pay for Performance

The Board is committed to paying executives for performance. Pay is linked to both the execution of our business plan and to our commitment to deliver strong returns to shareholders. Most of our executives’ compensation is at risk and depends on short and long-term performance against key metrics and our share price. Importantly for 2014 we have introduced the PSU Plan that provides for performance share units (“PSUs”) to vest at the end of three years based on total shareholder return relative to a peer group of gold companies. PSUs will replace the share appreciation rights component of our long term incentive plan for our named executive officers and will constitute 50% of our long term incentive awards for each of our named executive officers (“NEOs”).

2013 Corporation Performance

The gold market was under significant pressure in 2013, with the gold price falling by more than 28% from $1,693 to $1,204 per ounce between January 2, 2013 and December 30, 2013. This exacerbated what was a difficult year for Golden Star, as our share price dropped by 74% on the TSX and 77% on the NYSE MKT over the same period. Gold mining companies generally had poor total shareholder returns as a result of the drop in gold price, and our performance relative to the gold companies selected as our peer group for the PSU Plan was in the bottom quartile.

Despite this, we achieved a number of significant accomplishments in 2013 which we believe position Golden Star well for the future. In particular:

•	Achieved production guidance for 2013

•	Achieved cash cost guidance for 2013 at low end of range

•	Set up both Bogoso pits and the Wassa Main pit for profitable operation in 2014 at $1,300 per ounce gold price

•	Significantly improved performance of the Bogoso Biox® plant

•	Grew Mineral Reserves and Resources significantly at Wassa Mine

•	Commenced tailings retreatment at Bogoso which is expected to continue to produce for at least five years

•	Reacted rapidly to the fall in gold price in April 2013 by:

•	Achieving sustainable operating costs savings of $45 million relative to original operating plan

•	Reducing general and administrative expenses by 11%

•	Reducing capital spending by $70 million relative to original capital plans

•	Redesigning Bogoso and Wassa pits to reflect the lower gold price

•	Reducing work force at the operations, specifically expatriates, at no detriment to operations

•	Completed the Feasibility Study on Prestea Underground indicating positive economics

•	Completed a concept study on an underground mine at Wassa which indicated positive economics. A Preliminary Economic Assessment is now being carried out

•	Moved the head office to Toronto and re-structured executive and senior management, resulting in greater efficiencies and lower costs

•	Entered into a $50 million medium-term loan with Ecobank loan

•	Organized a successful public hearing at Prestea South, thus advancing the permitting process

•	With the addition of the Director, Investor Relations and Corporate Affairs, and a commitment from the CEO, developed a stronger Investor Relations function through increased shareholder engagement, more frequent investor presentations, and an overall succinct messaging plan

Key Changes to Compensation and Compensation Governance for 2014

In response to the feedback we received from shareholders, and in order to improve our pay for performance, we made the following changes to our compensation programs and compensation governance in 2013 and early 2014:

•	2014 long term incentives will be awarded 50% as PSUs and 50% as stock options.

•	Our PSUs will vest after 3 years based on total shareholder return relative to a peer group of gold companies (see page 37 for a detailed description of the PSU Plan and our performance peer group).

•	We developed a new size-appropriate compensation peer group of mining companies for benchmarking executive and director compensation (see page 34 for a detailed description of the criteria for and companies included in the peer group).

•	Executives are no longer eligible to participate in the Chairman’s Award discretionary bonus plan and no awards were made under this plan to our NEOs in 2013.

•	We introduced share ownership requirements for our executives and amended the share ownership requirements for our directors (see page 37 for a detailed description of these requirements).

•	We introduced a compensation clawback policy which allows us to recover incentive compensation from our executives in certain circumstances (see page 19 for a detailed description of this policy).

•	Directors and officers are prohibited from hedging their Common Shares and share based incentive awards.

•	We retained Meridian Compensation Partners to provide independent compensation advice to the Compensation Committee.

•	We have enhanced the disclosure of our compensation programs and processes to increase transparency and accountability.

•	We eliminated single-trigger accelerated vesting on change of control for all new equity incentive awards.

•	We did not increase the salary of any of our executives for 2014.

We received feedback from some of our shareholders with respect to the severance provided to our former CEO, which led us to realize that our disclosure did not fully reflect the circumstances of his departure. The relocation of our head office to Toronto, Ontario, constituted a constructive termination of the former CEO’s employment. In accordance with the former CEO’s employment contract we were required to and did pay severance to the former CEO. The severance paid was in accordance with (and no more than was required by) his pre-existing employment contract.

2013 CEO Compensation

Corporate performance remains the single biggest factor in the Board’s decisions on pay for Golden Star’s CEO and senior officers. Twenty-five percent of the CEO’s compensation is base salary and the remaining 75% is at-risk compensation (25% short-term incentives (“STI”) of which 30% is deferred, and 50% long-term incentives (“LTI”).

The CEO’s base salary was not increased for 2014 due to our share price performance despite strong operating performance in a challenging gold market environment.

The annual incentive awarded to the CEO for 2013 was US$464,025, with a corporate performance rating of 97.4%, less than the corporate performance rating of 101.2% in 2012, 30% of the 2013 annual incentive was deferred for one year.

I hope this brief overview has given you more insight to our approach to executive compensation and how it is linked to performance and the long-term interests of Golden Star and our shareholders.

Sincerely,

Craig Nelsen

Compensation Discussion and Analysis

Compensation Philosophy

The Corporation’s executive compensation philosophy continues to reflect the following principles.

•	Compensation should be related to performance—A significant portion of our Named Executive Officers’ (NEOs’) compensation should be based on corporate, individual and business unit performance. During periods when performance meets or exceeds the established objectives, NEOs should be paid at or above target levels. When performance does not meet established objectives, incentive award payments, if any, should be lower.

•	Compensation at risk should represent a significant percentage of a NEO’s total compensation – NEOs’ short-term incentives are based on operating and financial performance against budget, and their long-term incentives are measured against total shareholder return relative to a selected peer-group of mining companies and on our share price.

•	Compensation levels should be competitive—A competitive compensation program is vital to the Corporation’s ability to attract and retain qualified senior executives. The Corporation regularly assesses peer group compensation to ensure that the compensation program is competitive. We target compensation relative to the median of our peer group.

Oversight of Executive Compensation Program

The Compensation Committee oversees the compensation of the NEOs (see page 33 for a list of our NEOs for 2013).

In determining the CEO’s compensation, the Compensation Committee annually evaluates the CEO’s performance and considers the Corporation’s performance and shareholder return relative to Golden Star’s peers, the compensation of chief executive officers at comparable companies and, with input from the CEO and the Compensation Committee’s independent consultant, other relevant factors. In determining the compensation of the other NEOs, the Compensation Committee considers the CEO’s evaluation of each individual’s performance, recommendations by the CEO, the Corporation’s overall performance, and comparable compensation paid to similarly situated officers in peer companies.

The Compensation Committee determines any annual incentives to be awarded to the CEO and the other NEOs based on a combination of the Corporation’s performance for the year and the achievement of both corporate and individual key performance indicators established by the Compensation Committee with input from the CEO, as of the commencement of the year.

The Compensation Committee reviews compensation elements of each NEO on an annual basis. In each case, the Compensation Committee takes into account the scope of responsibilities and experience, and balances these against competitive compensation levels.

The CEO presents to the Compensation Committee his evaluation of each NEO, which includes a review of contribution and performance over the past year, strengths, weaknesses, development plans and succession potential. The Compensation Committee members also have the opportunity to interface with the NEOs during the year.

Comparator Group

In 2013, Golden Star, with advice from Meridian Compensation Partners, its independent compensation consultant, reviewed its compensation peer group. Golden Star developed a new comparator group taking into account direct competitors for talent, especially for industry specific roles. The comparator group is comprised of publicly traded Canadian organizations that are direct business competitors of Golden Star and which range in size (based on a primary screen using asset size) of roughly between  1⁄3× to 3× Golden Star’s assets. Revenue was used as a secondary screen. Golden Star is positioned somewhat below the median of the comparator group in terms of assets and well above the median of the group in terms of revenue. The companies comprising the comparator group are as follows:

Gold Companies	Diversified Metals & Mining	Precious Metals & Minerals
Alamos Gold Inc.	HudBay Minerals Inc.	Dominion Diamond Corp.
AuRico Gold Inc.	Lundin Mining Corp.	Endeavour Silver Corp.
B2Gold Corp.	Nevsun Resources Ltd.	First Majestic Silver Corp.
Endeavour Mining Corp.	Rio Alto Mining Ltd.	North American Palladium
Jaguar Mining Inc.	Taseko Mines Ltd.	Pan American Silver Corp.
Lake Shore Gold Corp.		Silver Standard Resources Inc.
New Gold Inc.
Primero Mining Corp.
Timmins Gold Corp.

Pay Positioning

Golden Star generally positions pay competitive to the median of the comparator group. Given the challenges of 2013 and the reduced margins, no pay increases were awarded for 2014.

Named Executive Officers

In 2013 our NEOs were:

•	Samuel T. Coetzer, President and Chief Executive Officer

•	Daniel Owiredu, Executive Vice President Operations (appointed Chief Operating Officer on January 1, 2014)

•	Jeffrey Swinoga, Executive Vice President and Chief Financial Officer

•	Dr. Martin Raffield, Senior Vice-President, Technical Services

•	S. Mitchel Wasel, Vice-President Exploration

•	Roger Palmer, Former Chief Financial Officer (appointed as Vice President and Treasurer effective January 7, 2013, ceased to hold any office with Golden Star effective January 1, 2014).

Compensation Components

The components of Golden Star’s executive compensation program are base salary, annual incentive, long-term incentive and benefits as described below.

Component	Form of Compensation	Applies To	Performance Period	Determined By Purpose
Base Salary	Cash	All employees	1 year	NEO base salaries are determined by evaluating the scope of the NEO’s role, the NEO’s performance, general economic conditions and marketplace compensation trends.

Annual Incentive	Cash	Eligible employees	1 year	The annual incentive provides each NEO with the opportunity to earn a bonus based on the achievement of specific measurable company-wide and individual performance goals.

Component	Form of Compensation	Applies To	Performance Period	Determined By Purpose
Long Term Incentives	Share based	Senior Management	3-10 years	The LTIP provides NEOs with long-term incentive award opportunities that are aligned with longer term share price performance. For 2012, 30% of the annual incentive award was deferred for 2 years. For 2013, 30% of the annual incentive award was deferred for 1 year.

Benefits	NA	All eligible employees	1 year	The Corporation offers health and welfare programs to all employees, a group registered retirement savings plan for Canadian employees and a 401(k) savings program to all eligible U.S. based employees. The NEOs generally are eligible for the same benefit programs on the same basis as the rest of the managerial workforce, if applicable. The health and welfare programs are intended to protect employees against catastrophic loss and encourage a healthy lifestyle.

Compensation Mix

For the executive group, the target compensation mix and levels of pay at risk in 2013 were as follows:1

Annual Incentive Plan

Incentive bonuses are paid based on performance. The Compensation Committee approves a market competitive target incentive level as a percentage of the base salary earned during the incentive period for each NEO.

For 2013, the annual incentive was targeted at 60% to 100% of base salary. Depending on the position of the NEOs, payouts can range from zero, if performance targets were not achieved, to 200% of target payout if results significantly exceed planned performance. 2013 annual incentive targets and objectives were determined based on a combination of achievement of corporate performance objectives and achievement of individual performance measures. In 2013, only 70% of the incentive earned was paid to the executive group, and 30% of the annual incentive payment was deferred until March 2015.

The annual incentive plan targets, metrics and weightings for 2013 were as follows:

	Weighting		Metric
Corporate (80%)	15 15 15 15 20	% % % % %	Production (Bogoso) Production (Wassa) Direct cost/ounce (Bogoso) Direct cost/ounce (Wassa) Free Cash Flow
Individual (20%)	Specific measurable individual performance targets set at the start of the year for each NEO.

[1]	AIP means Annual Incentive Plan.

The Vice-President, Exploration has the following metrics: safety, resource replacement ratio, production and direct cost per ounce at both Bogoso and Wassa.

The 2013 corporate objectives were defined in the 2013 operating plan and budget.

Long Term Incentive Plan

The LTIP is designed to strengthen the alignment between executive compensation and the long-term value of the Corporation’s share price.

Historically, the LTIP has been comprised of options and share appreciation rights (“SARs”).

Actual award amounts for LTIP awards may vary based on Corporation and individual performance, market conditions, stock price and availability of stock options for grant. For 2013, awards were determined based on the prior fiscal year’s performance. Commencing in 2014, awards are set as a percentage of salary and the PSUs vest based on relative total shareholder return.

Previous awards and grants, whether vested or unvested, have no impact on the current year’s awards and grants.

Stock options and SARs have no value unless the price of the Common Shares increases above the exercise price which links a portion of an executive compensation directly to shareholders’ interests by providing an incentive to increase the market price of the shares.

Benefits

The Corporation’s health and welfare programs include medical, wellness, pharmacy, dental, vision, life insurance, and accidental death and disability. Coverage under the life and accidental death and disability programs offer benefit amounts specific to each NEO. Premiums for supplemental life insurance are paid by the Corporation on behalf of all NEOs.

The 401(k) savings plan is intended to supplement the employee’s personal savings and social security. The Corporation adopted the 401(k) savings plan to enable employees to save for retirement through a tax-advantaged combination of employee and Corporation contributions and to provide employees the opportunity to directly manage their retirement plan assets through a variety of investment options. All U.S. based employees are eligible to participate in the 401(k) savings plan. The Corporation provided a matching contribution to the 401(k) savings plan for each eligible employee equal to the first 6%.

Following the relocation of its head office to Toronto, the Corporation introduced a group registered retirement savings plan (“RRSP”) for its Canadian employees, including Canadian based NEOs. Golden Star matches up to 3% of employee contributions to the RRSP, and provides a contribution gift of 3% directly to the RRSP. In 2013, Golden Star topped up the RRSP for each employee by contributing 6% of the amount of the annual incentive for the employee (contributions limited to the annual maximum allowed by the Income Tax Act (Canada)).

The Compensation Committee annually reviews the benefits provided to NEOs to determine if changes are appropriate.

Changes for 2014

In response to the feedback received from shareholders, and in order to improve the Corporation’s pay for performance, the Corporation made the following changes to our compensation programs and compensation governance in 2013 and early 2014:

Performance Share Unit Plan

The Committee recommended and the Board approved the PSU Plan as part of the LTI for 2014 and future years. For NEO’s, PSU awards will comprise at least 50% of LTI. PSUs cliff vest at the end of a 3-year performance period based on total shareholder return relative to a performance peer group of gold companies. 2014 PSUs vest at the end of the three year period based on performance using the adjustment factor set out below:

Relative Performance	Adjustment Factor
Less than the 35th percentile	0
35th percentile	50%
50th percentile	100%
75th percentile	150%
90th percentile or greater	200%

The 2014 performance peer group is comprised of:

Agnico Eagle Mines Ltd.	Kinross Gold Corporation
Alamos Gold Inc.	Lake Shore Gold Corp.
AuRico Gold Inc.	Luna Gold Corp.
B2Gold Corp.	New Gold Inc.
Barrick Gold Corp.	Primero Mining Corp.
Caledonia Mining Corp.	Semafo Inc.
Eldorado Gold Corp.	Teranga Gold Corp.
Endeavour Mining Corp.	Timmins Gold Corp.
Goldcorp Inc.	Yamana Gold Inc.
IAMGOLD Corp.

For 2013 and prior years, we awarded long-term incentive awards on the basis of the performance of Golden Star and each executive in the year before the award. For 2014 and going forward, performance will continue to be a factor in setting long term incentive award values and, in addition, we will determine long term incentive award levels with a view to delivering an appropriate mix of compensation, weighted to long term incentives on a market competitive basis.

Share Ownership Requirements

We introduced share ownership requirements for our executive officers and amended the share ownership requirements for our directors as follows:

Participant	Target Ownership Level
CEO	3 times base salary

Other Named Executive Officers upon recommendation by the CEO, as approved by the Compensation Committee	1 times base salary

Other Executives, as determined by the CEO	0.5 times base salary

Outside Directors	3 times annual retainer

Common Shares, DSUs and any other fully vested share awards (excluding options, share appreciation rights and similar leveraged awards) are counted towards share ownership requirements and are valued at the higher of value at the time of award or acquisition and current market value.

We have a “hold until met” requirement. Executives must retain their Common Shares, convert to RSUs 25% of the proceeds received under the Corporation’s incentive plans on or after January 1, 2015, and invest 25% of the value of PSUs in Common Shares until the target ownership level is met. Directors must elect to take at least 25% of their annual retainer in the form of DSUs until the target ownership level is met.

Our directors and executives have five years to meet the shareholding requirements.

Compensation Clawback

Our Code of Conduct was amended to include a compensation clawback. The Compensation Committee will require employees, officers and directors to reimburse, in all appropriate cases, any bonus, short-term incentive award or amount, or long-term incentive award or amount awarded to the employee, officer or director and any non-vested equity-based awards previously granted to the employee, officer or director (collectively “Incentive Compensation”) if: (a) the amount of the Incentive Compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement or the correction of a material error, (b) the employee, officer or director engaged in intentional misconduct that caused or partially caused the need for the restatement or caused or partially caused the material error, and (c) the amount of the Incentive Compensation that would have been awarded to the employee, officer or director, if the financial results had been properly reported and amount actually awarded would have been lower.

Hedging Prohibition and Pledging Restriction

Directors and officers are prohibited from engaging in hedging, speculative, short selling and similar transactions of any kind respecting Common Shares or shared based compensation. Our directors and officers are also prohibited from holding Golden Star securities in a margin account or pledging them as security for a loan.

Other Key Changes for 2014

•	We developed a new size appropriate compensation peer group of mining companies for benchmarking executive and director compensation (see page 34 for a detailed description of the criteria for and companies included in the peer group).

•	We retained Meridian Compensation Partners to provide independent compensation advice to the Compensation Committee.

•	We have enhanced the disclosure of our compensation programs and processes to increase transparency and accountability.

•	We eliminated single trigger accelerated vesting on change of control for all new equity incentive awards.

No awards were made to any of the NEOs under the Chairman’s Award in 2013. Commencing in 2014, NEOs are no longer eligible for awards under this plan which provides for awards designed to reward innovative and exceptional contributions to the Corporation. Employees other than NEOs may be given a cash award in recognition of their contributions to innovation, excellence, improving safety and reducing costs.

2013 Performance and Compensation

The 2013 corporate performance objectives and the performance results applicable to each NEO, other than the Corporation’s Vice President of Exploration, are provided in the table below. A substantial portion of each NEO’s compensation is linked directly to the Corporation’s performance.

Operational targets (production and costs) are based on realistic performance expectations linked to the strategic business plan. Targets are established with a minimum threshold and maximum threshold, and safety is a key metric in the operational short term incentive plans which roll up to the executive level. All annual targets are reviewed and agreed to by the Board during the December Board meeting, at which time targets are set for the upcoming year. Free cash flow targets are based on gold price assumptions set in the prior year and free cash flow actual results are based on gold price achieved on ounces sold.

Corporate targets are set by the Board at year-end during the review of the strategic business plan and are based on the budget which is a part of the strategic business plan. This ensures that performance metrics and targets align with the strategic direction of the Corporation. Targets take into account accepted engineering principles based on the mine plan generated from the reserve statement and require continuous improvements through anticipated productivity gains and capital spent in prior years.

2013 Corporate Performance Objectives		2013 Target Payout Range			2013 Results
Performance Metric	Weighting	Minimum (30%)	Target (100%)	Maximum (200%)	2013 Performance	Payout Percentage
Bogoso - Annual Production (oz)	15%	186,617	207,352	238,455	144,999	0.0%
Wassa - Annual Production (oz)	15%	132,081	146,757	168,771	185,807	186.3%
Bogoso - Direct Operating Costs Per Ounce[1]	15%	$1,537	$1,397	$1,257	$1,531	50.0%
Wassa - Direct Operating Costs per Ounce[1]	15%	$1,068	$971	$874	$783	150%
Free Cash Flow (in thousands)[2]	20%	($90,420)	($86,875)	($59,664)	(42,219)	100%
Total Result:						97.4%

1.	Direct operating cost per ounce represents the cash mining operations cost incurred by the operation excluding adjustments for the build-up or drawdown of metals inventory divided by the ounces sold by the operation.
2.	Free cash flow is the sum of the operating cash flow generated by operations minus the cash used for investing activities. Given the economic downturn in 2013, performance related to free cash flow was deemed to be capped at 100% despite the Corporation’s performance.

As reflected in the table above, 97.4% of the corporate objectives pertaining to each of the NEOs, other than the Corporation’s Vice President of Exploration, were achieved in 2013. Bonuses were determined to be paid to each of these NEOs based on this percentage and the individual performance of each NEO. See the discussion of each NEO’s 2013 performance starting at page 40.

The 2013 corporate performance objectives and the performance results applicable to the Corporation’s Vice President of Exploration are provided in the table below:

2013 Corporate Performance Objectives		2013 Target Payout Range			2013 Results
Performance Metric	Weighting	Minimum (30%)	Target (100%)	Maximum (200%)	2013 Performance	Payout Percentage
Bogoso - Annual Production (oz)	10%	186,617	207,352	238,455	144,999	0%
Wassa - Annual Production (oz)	10%	132,081	146,757	168,771	185,807	186%
Bogoso - Direct Operating Costs per Ounce[1]	10%	$1,537	$1,397	$1,257	$1,531	50%
Wassa - Direct Operating Costs per Ounce[1]	10%	$1,068	$971	$874	$783	150%
Safety[2]	10%	n/a	0 incidents	n/a	3 lost time injuries	50%
Resource Replacement Ratio (oz, in thousands)[3]	30%	n/a	100% replacement	n/a		85%[4]
Total Result:						86.4%

1.	Direct operating cost per ounce represents the mine operating costs incurred by the operation excluding adjustments for the build-up or drawdown of metals inventory plus betterment stripping costs divided by the ounces sold by the operation.
2.	Based on frequency of lost time injuries.
3.	Based on the number of ounces of mineral resources added compared to ounces depleted and converted into mineral reserves. The resource replacement ratio is impacted by geology, price, operating and exploration costs. A high resource replacement ratio achieved through organic replacement is considered better than a high resource replacement ratio achieved through purchasing resources. The performance rating assessment is based on organic replacement of ounces and their margin.
4.	The 2013 resource replacement ratio was taken on a comparative calculation to 2012, and the Corporation’s measured and indicated mineral resources declined by approximately 15% to 6.4 million ounces.

As reflected in the table above, 86.4% of the corporate objectives pertaining to the Corporation’s Vice President of Exploration were achieved in 2013. A bonus was determined to be paid to the Corporation’s Vice President of Exploration based on this percentage and his individual performance.

For the bonuses earned in 2013, 30% will be deferred for 12 months. Accordingly, 30% of the 2013 bonuses that would otherwise be payable in 2014 will be payable in March 2015. Deferred amounts are subject to forfeiture if the executive resigns or is terminated for cause prior to the deferred payment date but are payable on termination without cause or on a Change in Control (as defined below).

In assessing individual performance ratings for the NEOs, the Compensation Committee and the CEO determined the payout range, taking into account the Corporation’s total shareholder return for 2013.

2013 Compensation Details

Named Executive Officer Compensation

Samuel T. Coetzer, President and Chief Executive Officer Resident of: Toronto, Ontario, Canada Officer Since: 2011 Age: 53

Mr. Coetzer’s detailed bio is set out in his director profile.

2013 Accomplishments and Compensation:

•    Established a risk-rated strategic business plan and embedded disciplined practices and processes in evaluating and assessing the Corporation’s projects and capital allocations

•    Achieved production and cash cost guidance for 2013, with a significant growth in Mineral Reserves and Resources at Wassa Mine

•    Commenced tailings retreatment at Bogoso which is expected to continue to produce for at least five years

•    Successfully restructured the executive management team with a smooth relocation and transition of the corporate office to Toronto

•    Raised debt finance with $50 million Ecobank loan

•    Provided strong leadership during a challenging year, responding and adjusting quickly to the fall in gold price in April by:

•    Achieving sustainable operating costs savings of $45 million relative to original operating plan

•    Reducing G&A by 11%, implemented workforce reductions minimizing impact on the organization

•    Reducing capex by $70 million relative to original capital plans

•    Encouraging and supporting synergies between the business units

2013 individual performance rating of 88%

Shareholdings:

82,465 Common shares, 1,252,540 Common Share Options and 612,190 share Appreciation Rights. He has until March 2019 to satisfy share ownership guidelines.

Daniel Owiredu Executive Vice-President and Chief Operating Officer Resident of: Accra, Ghana Officer Since : 2006 Age: 56

Mr. Owiredu was appointed Executive Vice President and Chief Operating Officer of the Corporation effective January 1, 2013. Mr. Owiredu has more than 20 years’ experience in the mining sector in Ghana and West Africa. Mr. Owiredu previously served the Corporation as Senior Vice President Ghana Operations since May 10, 2012. Prior to that, he was Vice President Ghana Operations since September 2006. Prior to joining the Corporation, Mr. Owiredu served as Deputy Chief Operating Officer Africa for AngloGold Ashanti Ltd. following the amalgamation of AngloGold Ltd. and Ashanti Goldfields Co. Ltd. Mr. Owiredu’s prior experience includes successfully managing the construction and operation of the Bibiani mine for Ashanti. He also managed the Siguiri mine in Guinea and the Obuasi mine in Ghana for Ashanti.

2013 Accomplishments and Compensation:

•    Implemented a cost management process with a specific focus on Bogoso ensuring significant cost reductions and managed the Corporation’s cash balance in conjunction with the CFO and CEO

•    Developed a strategy to improve & better prioritize allocation of funds to different projects (determining application of capital & the associated value generated)

•    Implemented capital reduction measures that will continue to advance the operations’ strategy in relation to the Corporation’s cash balance

•    Advanced the Corporation’s active involvement with communities and external stakeholders enhancing stakeholder partnerships

•    Successfully leveraged synergies between the business units.

2013 individual performance rating of 84%

Shareholdings:

922,409 Common Share Options and 174,282 SARs. He has until March 2019 to satisfy share ownership guidelines.

Jeffrey Swinoga, Executive Vice-President and Chief Financial Officer Resident of: Oakville, Ontario, Canada Officer Since: 2013 Age: 46

Mr. Swinoga was appointed Executive Vice President and Chief Financial Officer of the Corporation in January 2013. From July 2009 to December 2012, Mr. Swinoga served as Vice President, Finance and Chief Financial Officer of North American Palladium Ltd. He served as Senior Vice President of Finance and Chief Financial Officer of MagIndustries Corporation from September 2008 to July 2009, and Vice President of Finance and Chief Financial Officer of HudBay Minerals Inc. from October 2005 to August 2008. He previously served as Director, Finance of Barrick Gold Corporation from 1998 to 2005. In addition, Mr. Swinoga served as a Director and Audit Committee Chairman of Tonbridge Power Inc. in 2011. He is a Chartered Accountant and a member of the Institute of Chartered Accountants of Ontario.

2013 Accomplishments and Compensation:

•    Ensured GSR remained well-funded to achieve its short and medium term goals and ensured a disciplined approach to cash management

•    Successfully managed financing and liquidity for the Corporation

•    Raised debt finance with $50 million Ecobank loan

•    Ensured a smooth transition to Foreign Private Issuer status and to IFRS from US GAAP

•    Improved quality and timeliness of the financial reporting and assisted in the operating and capital modelling function

•    Successfully established the corporate office and team in Toronto, including the Investor Relations function

2013 individual performance rating of 90%

Shareholdings:

60,925 Common shares, 200,000 Common Share Options and 150,000 Share Appreciation Rights. He has until March 2019 to satisfy share ownership guidelines.

Dr. Martin Raffield, Senior Vice-President, Operations, Technical Services Resident of: Bogoso, Western Region, Ghana Officer Since: 2011 Age: 45

Dr. Raffield was hired by Golden Star Resources in August 2011 as Senior Vice President, Technical Services. Prior to this, he worked from June 2007 as Principal Consultant and Practice Leader for SRK Consulting (US) Ltd in Denver. Dr. Raffield started his career in 1992 in South Africa working in geotechnical engineering at a number of deep level gold mines for Johannesburg Consolidated Investments. In 2000, he relocated to Canada with Placer Dome and held the positions of Chief Engineer and Mine Superintendent at their Campbell Mine. Dr. Raffield moved to Breakwater Resources, Myra Falls Operation in 2006 and held the position of Manager of Mining until moving to SRK in 2007. Dr. Raffield has a Ph.D. in geotechnical engineering from the University of Wales and is a Professional Engineer registered in Ontario, Canada.

2013 Accomplishments and Compensation:

•    Completed on schedule and on budget the Feasibility Study on Prestea Underground indicating positive economics

•    Completed a concept study for an underground mine at Wassa which has led to a Preliminary Economic Assessment being initiated based on the indicated positive economics

•    Re-optimized Wassa life of mine plan with a new resource model

•    Reviewed and optimized Bogoso mine plan to adapt to the changing economic conditions

•    Provided leadership to the Technical Services team, creating a single Technical Services group for both sites, improving standards and processes as well as developing professional growth and capacity of the team

•    Demonstrated direct support and leadership residing in Ghana and participating with the operations team in strategic planning and operational decisions

2013 individual performance rating of 85%

Shareholdings:

600,126 Common Share Options and 287,146 Share Appreciation Rights. He has until March 2019 to satisfy share ownership guidelines

S. Mitchel Wasel, Vice-President Exploration Resident of: Takoradi, Western Region, Ghana Officer Since: 2007 Age: 49

Mr. Wasel has served as Vice President Exploration since September 2007, prior to which he served the Corporation as Regional Exploration Manager for West Africa from March 2004. Mr. Wasel served as the Corporation’s Exploration Manager—Ghana from 2000 to March 2004. Mr. Wasel has acted in various other roles with the Corporation since 1993 when he commenced his service with the Corporation as an exploration geologist, where he worked in the Corporation’s regional exploration program in Suriname and later with the Gross Rosebel project, ultimately as Project Manager. Prior to joining the Corporation, he worked with several companies in northern Canada in both exploration and mine geology.

2013 Accomplishments and Compensation:

•    Updated Wassa resource models and despite a much lower gold price determined an increase in resources

•    Established a drilling strategy to confirm the potential of Wassa underground targets

•    Pit mapping and grade control procedures implemented at Bogoso

•    Enhanced site practices through geological pit mapping and integration into short range grade control models, and fine- tuned the process to optimize ounces produced and reduce costs.

2013 individual performance rating of 88%

Shareholdings:

70,509 Common Share Options, 588,708 Common Share Options and 174,617 Share Appreciation Rights. He has until March 2019 to satisfy share ownership guidelines).

Summary Compensation Table

The following table sets forth the compensation earned by the NEOs for services rendered to the Corporation and its subsidiaries for the fiscal years ended December 31, 2013, 2012 and 2011. Annual incentives are generally paid in the year following the year in which the annual incentive is earned.

NEO Name and Principal Position	Year	Salary ($)	Option Awards[1] ($)	Share Appreciation Rights[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)		Pension value	All Other Annual Compensation ($)	Total Compensation ($)[4]
					Annual Incentive Plan	Long-Term Incentive Plan
Samuel T. Coetzer President and Chief Executive Officer	2013 2012 2011	485,660 450,000 347,000	333,100 445,500 804,000	281,066 295,455 —	324,817 310,545 79,852	138,208 133,090 —	N/A N/A N/A	33,062 3,841 3,841	1,596,913 1,638,329 1,235,578

NEO Name and Principal Position	Year	Salary ($)	Option Awards[1] ($)	Share Appreciation Rights[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)		Pension value	All Other Annual Compensation ($)	Total Compensation ($)[4]
					Annual Incentive Plan	Long-Term Incentive Plan
Daniel Owiredu Executive Vice President and Chief Operating Officer	2013 2012 2011	400,000 326,000 313,600	150,821 405,743 195,740	127,261 129,532 —	185,700 157,480 61,549	79,586 67,490 —	N/A N/A N/A	62,841 63,000 63,000	1,006,209 1,149,245 633,889

Jeffrey A. Swinoga Executive Vice President and Chief Financial Officer	2013 2012 2011	339,962 — —	219,280 — —	52,845 — —	136,994 — —	58,711 — —	N/A N/A N/A	24,129 — —	831,921 — —

Martin Raffield Senior Vice President Technical Services	2013 2012 2011	280,000 280,000 101,948	156,708 212,201 —	132,228 138,081 —	139,746 — —	59,878 62,613 —	N/A N/A N/A	397,465 24,109 —	1,165,995 863,100 163,701

S. Mitchel Wasel Vice President Exploration	2013 2012 2011	220,000 220,000 217,500	90,796 137,550 100,500	76,613 90,606 —	80,139 81,266 37,854	34,345 34,828 —	N/A N/A N/A	121,956 117,217 133,927	623,849 681,467 489,781

Roger Palmer[5] Former CFO, Vice-President and Treasurer	2013 2012 2011	250,000 250,000 200,000	92,918 124,500 100,500	— — —	140,918 103,934 28,529	— 44,543 —	N/A N/A N/A	18,258 22,848 21,474	252,344 350,483 382,508

1	This amount represents the fair value of stock options on the date of grant, calculated using the Black Scholes model.
2	This amount represents the fair value of share appreciation rights on the date of grant, calculated using the Black Scholes model. Golden Star did not make awards of share-based awards to NEOs in the period 2011 to 2013.
3	This represents incentive bonus payable in respect of the Corporation’s fiscal year including deferred cash bonus to be paid out in 2015. There is no long term equity compensation.
4	Amounts have been translated to USD where necessary.
5	Mr. Palmer was concluded his tenure as CFO effective January 7, 2013. Effective January 8, 2013 he was appointed as Vice President and Treasurer on a transition basis to January 1, 2014. The compensation reflected in the above table for 2013 is in his capacity as Vice President and Treasurer on and after January 8, 2013. As a consequence of the termination of his employment with the Corporation effective January 1, 2014, Mr. Palmer will receive severance payments in 2014 in accordance with the terms of his employment agreement.

Named Executive Officer Equity Plan Awards

The following table shows outstanding share-based awards and option-based awards classified as exercisable and unexercisable as of December 31, 2013 for each NEO.

Option Based Awards
Name	Grant date	Number of securities underlying unexercised stock options/SARs (#)[1]	Option/SARs exercise price ($CAD)	Option/SARs expiry date	Value of unexercised in-the-money options ($CAD) [2]
Samuel T. Coetzer	Options Mar 9, 2011 Feb 13, 2012 Feb 28, 2013 SARs Feb 13, 2012 Feb 28, 2013	400,000 340,000 512,541 227,273 384,917	2.83 2.02 1.67 1.98 1.58	Mar 9, 2021 Feb 13, 2022 Feb 28, 2023 Dec 31, 2015 Dec 31, 2016	— — — — —

Daniel Owiredu	Options: Oct 25, 2006 Feb 1, 2007 Mar 19, 2008 Mar 5, 2009 Mar 11, 2010 Mar 9, 2011 Feb 13, 2012 May 10, 2012 Feb 28, 2013 SARs Feb 13, 2012 Feb 28, 2013	106,000 4,342 91,000 90,000 75,000 100,000 149,000 75,000 232,068 99,495 174,282	3.15 3.95 3.50 1.70 3.53 2.83 2.02 1.39 1.67 1.98 1.58	Oct 25, 2016 Feb 1, 2017 Mar 19, 2018 Mar 5, 2019 Mar 11, 2020 Mar 9, 2021 Feb 13, 2022 May 10, 2022 Feb 28, 2023 Dec 31, 2015 Dec 31, 2016	— — — — — — — — — — —

Jeffrey A. Swinoga	Options Jan 7, 2013 SARs May 9, 2013	200,000 150,000	1.84 0.84	Jan 7, 2023 Dec 31, 2016	— —

Martin Raffield	Options Feb 13, 2012 Feb 28, 2013 SARs Feb 13, 2012 Feb 28, 2013	159,000 241,126 106,061 181,085	2.02 1.67 1.98 1.58	Feb 13, 2022 Feb 28, 2023 Dec 31, 2015 Dec 31, 2016	— — — —

S. Mitchel Wasel	Options Aug 31, 2007 Mar 19, 2008 Mar 5, 2009 Mar 11, 2010 Mar 9, 2011 Feb 13, 2012 Feb 28, 2013 SARs Feb 13, 2012 Feb 28, 2013	100,000 44,000 75,000 75,000 50,000 105,000 139,708 69,697 104,820	3.92 3.50 1.70 3.53 2.83 2.02 1.67 1.98 1.58	Aug 31, 2017 Mar 19, 2018 Mar 5, 2019 Mar 11, 2020 Mar 9, 2021 Feb 13, 2022 Feb 28, 2023 Dec 31, 2015 Dec 31, 2016	— — — — — — — — —

1.	This Includes stock options that have not vested.
2.	Stock options are value based on the TSX closing price on December 31, 2013 of $0.50 CAD; SARs are value based on the NYSE closing price on December 31, 2013 of $0.44 and subtracting the exercise price of the SARs.
3.	This represents SARs that have not vested.

The following table shows the value of option based and share based awards that vested during the year and cash based incentive awards earned during the year.

Incentive Plan Awards—Value Vested or Earned During the Year

Name	Option-based awards-Value vested during the year ($)	Share-based awards-Value vested during the year ($)	Non-equity incentive plan compensation—Value earned during the year ($)
Samuel T. Coetzer	—	—	464,025
Daniel Owiredu	—	—	265,286
Jeffrey A. Swinoga	—	—	195,705
Martin Raffield	—	—	199,594
S. Mitchel Wasel	—	—	114,484

1	This amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the common shares of the Corporation as traded on the TSX on the vesting date and the exercise price of the options.
2	The SARs vest after a period of three years from the date of grant. No SARs vested during 2013.
3	This represents incentive bonus payable in respect of the Corporation’s 2013 fiscal year.

The following table provides a 5 year cumulative total shareholder return line graph to S&P/TSX Diversified Metals and Mining.

As a significant portion of Golden Star’s executive compensation is at risk and in the form of share based awards, compensation for the NEOs aligns with Golden Star’s total shareholder return.

Equity Compensation Plan Information

The following is information regarding the Corporation’s equity compensation plans as of December 31, 2013:

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (Cdn$)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities reflected in Column (a))
Stock Option Plan and Stock Bonus Plan	13,559,632	$2.45	4,616,753
Deferred Share Unit Plan	1,381,593	$0.932	6,089,397
Equity Compensation Plans Not Approved by Security holders	—	—	—
Total [3]	14,941,225		10,706,150

1.	Represents Common Shares issuable under the applicable plan.
2.	The grant date fair value of the deferred share units is calculated as of the date the directors’ retainer is required to be paid using the volume-weighted average trading price of the common shares on the NYSE MKT for the twenty (20) trading days immediately preceding the award.
3.	The SARs Plan is not incorporated into this table because SARs can only be settled in cash and not Common Shares .

Stock Option Plan

The Stock Option Plan provides to certain key employees, consultants and directors (including non-employee directors) of the Corporation and its subsidiaries an incentive to maintain and to enhance the long-term performance of the Corporation through the acquisition of Common Shares pursuant to the exercise of stock options. The Stock Option Plan provides for discretionary option grants to employees, consultants and directors.

Subject to certain other limitations, the maximum number of Common Shares authorized for issuance under the Stock Option Plan is 25,000,000 Common Shares (or approximately 9.65% of the issued and outstanding Common Shares). As at March 14, 2014, 811,228 Common Shares (or approximately 0.31% of the issued and outstanding Common Shares) remain available for grant and an aggregate of 16,465,157 Common Shares (or approximately 6.35% of the issued and outstanding Common Shares) are issuable under options that have been granted under the Stock Option Plan. As at March 14, 2014, 7,723,615 Common Shares (or approximately 2.98% of the issued and outstanding Common Shares) have been issued pursuant to exercised options. The maximum number of Common Shares in respect of which stock options may be granted and remain outstanding under the Stock Option Plan shall not at any time, when taken together with all of the Corporation’s other stock option plans or share compensation arrangements then either in effect or proposed, be such as to result in the number of Common Shares reserved for issuance to insiders pursuant to stock options exceeding 10% of the number of Common Shares that are outstanding immediately prior to the issuance of Common Shares in question. This excludes Common Shares issued pursuant to the Stock Option Plan and the Corporation’s other share compensation arrangements over the preceding one-year period. The total number of Common Shares that may be issued to any one optionee pursuant to options granted under the Stock Option Plan or other stock option plans or share compensation arrangements of the Corporation cannot exceed 2% of the outstanding number of Common Shares from time to time. The maximum number of shares that may be issued to any optionee in any one calendar year is 800,000 Common Shares (or approximately 0.31% of the issued and outstanding Common Shares). Options may take the form of incentive stock options or non-qualified stock options. Incentive stock options may only be granted to employees of the Corporation and its subsidiaries.

The Compensation Committee makes recommendations to the Board regarding all option grants. The Board has the authority, subject to the terms of the Stock Option Plan, to determine when and to whom to make grants under the Stock Option Plan, the number of Common Shares to be covered by the grants, the terms of options granted and the exercise price of options, and to prescribe, amend and rescind rules and regulations relating to the

Stock Option Plan. Options granted under the Stock Option Plan are exercisable over a period determined by the Board, but not to exceed ten years from the date of grant, and the exercise price of an option may not be less than the closing price of the Common Shares on the stock exchange on which the Common Shares principally trade on the day immediately preceding the date of grant. In addition, the grant of an option may be subject to vesting conditions established by the Board as provided in the option agreement evidencing the grant of such option. Generally, options granted to non-employee directors vest immediately, and options granted to executive officers and other employees typically are subject to vesting as determined at the date of grant, which vesting is either as to one-third on grant, and one-third on each of the first and second anniversary dates, or as to one-fourth on grant and an additional one-fourth on each of the first, second and third anniversary dates.

In the event of an optionee’s termination of employment or service prior to the time all or any portion of an option vests, such option, to the extent not vested or specifically extended by the Board, shall terminate. Except as otherwise provided by the Compensation Committee or the Board and subject to the specific terms of an optionee’s employment contract, as the case may be, if an optionee ceases to be employed by, or provide services to, the Corporation for any reason (other than by reason of death), the optionee’s options generally will expire 30 days following such termination in the case of a non-director optionee and within 12 months in the case of a director optionee. If the optionee dies while employed (or within the 30-day period referred to in the preceding sentence), all outstanding options, to the extent then vested, may be exercised within one year after the optionee’s date of death by the person or persons to whom the optionee’s rights pass. In no case may options be exercised later than the expiration date specified in the grant. Options are not assignable and may be transferred by an optionee only by will or by the laws of descent and distribution, and during his or her lifetime may be exercised only by an optionee.

The exercise price and the number of Common Shares to be purchased by an optionee upon the exercise of an option will be adjusted by the Compensation Committee in accordance with the terms of the Stock Option Plan on the occurrence of certain corporate events or changes to the Common Shares.

The Stock Option Plan provides that it will terminate, unless earlier terminated in accordance with its terms, on the tenth anniversary of its approval. The Stock Option Plan was approved on May 6, 2010 at the annual general and special meeting of the Corporation’s shareholders. The Stock Option Plan provides that it generally may be amended or terminated at any time by the Compensation Committee. However, any such amendment or termination shall be subject to any necessary stock exchange, regulatory or shareholder approval. In addition, no amendment to an option may adversely affect the rights under such option without the consent of the optionee. No options can be granted under the Stock Option Plan after May 6, 2020.

Performance Share Unit Plan

The Corporation has a Performance Share Unit Plan to increase alignment with shareholder interests and motivate executives to:

•	consistently meet longer-term corporate performance targets that are aligned with our strategy; and

•	create shareholder value that can be sustained on an absolute and relative basis over a longer period.

PSU awards add another element of compensation with performance criteria and reduce the number of option awards, lessening the dilutive impact to shareholders. Each PSU represents one notional common share that is redeemed for cash based on the value of a Common Share at the end of the three year performance period, to the extent performance and vesting criteria have been met. PSUs earn dividends in the form of additional PSUs that vest at the same time and to the same extent as the underlying PSUs. For 2014 our PSUs cliff vest at the end of a 3 year performance period based on total shareholder return relative to a performance peer group of gold companies.

Employees’ Stock Bonus Plan

The Corporation has an Employees’ Stock Bonus Plan (the “Stock Bonus Plan”) for any full-time or part-time employee (whether or not a director) of the Corporation or any of its subsidiaries who has rendered meritorious services that contributed to the success of the Corporation or any of its subsidiaries. The Stock Bonus Plan is currently administered by the Compensation Committee and provides for grants of bonus Common Shares on terms that the Compensation Committee recommends to the Board, within the limitations of the Stock Bonus Plan and subject to the rules of applicable regulatory authorities. The maximum number of Common Shares that may be issued under the Stock Bonus Plan in any calendar year will not exceed in the aggregate 2% of the total number of outstanding Common Shares at the end of the immediately preceding calendar year, provided that (i) no more than 1% of the total number of outstanding Common Shares at the end of the immediately preceding calendar year can be issued to any one insider, (ii) the total number of Common Shares issuable within any one-year period to all insiders of the Corporation pursuant to the Stock Bonus Plan and pursuant to the exercise of vested options granted under other share compensation arrangements cannot exceed 10% of the then outstanding Common Shares, and (iii) the total number of Common Shares issuable within any one-year period to an employee under the Stock Bonus Plan and such employee’s associates pursuant to the Stock Bonus Plan and pursuant to the exercise of vested options granted under other share compensation arrangements cannot exceed 5% of the then outstanding Common Shares.

No Common Shares were issued under the Stock Bonus Plan in 2013. Up to 900,000 Common Shares (or approximately 0.35% of the issued and outstanding Common Shares) are authorized for issuance under the Stock Bonus Plan. As at March 14, 2014, 710,854 Common Shares (or approximately 0.27% of the issued and outstanding Common Shares) have been issued pursuant to the Stock Bonus Plan and an aggregate of 189,146 Common Shares (or approximately 0.07% of the issued and outstanding Common Shares) remain available for grant under the Stock Bonus Plan. The Compensation Committee has the right to amend or terminate the Stock Bonus Plan at any time in its discretion. In addition, certain amendments to the Stock Bonus Plan require shareholder and regulatory approval.

Executive Management Performance Bonus Plan

The Corporation maintains an Executive Management Performance Bonus Plan (the “Executive Bonus Plan”) under which the Corporation’s executive officers and certain other management personnel are eligible for annual bonus incentives. Incentive bonuses may be paid in a combination of stock granted under the Stock Bonus Plan and cash bonus awards as recommended by the Compensation Committee at the beginning of each year for the prior fiscal year’s performance. Incentive bonuses are awarded under the Executive Bonus Plan at the discretion of the Board, based on the Board’s evaluation of the performance of both the Corporation and the participant measured against performance objectives established each year. The annual bonus incentive provides each NEO and certain other officers with the opportunity to earn a bonus based on the achievement of specific company-wide, business unit or function and individual performance goals. The Compensation Committee approves a target incentive payout for a fiscal year as a percentage of the base salary earned during that period for each NEO at the beginning of the fiscal year.

In 2013, the Board adopted a revised structure for annual bonus incentive payments. The payout targets were increased, with the target payouts for 2013 being set at 60% to 100% of base salary depending on the position of the NEO, with payout ranging from zero, if planned performance targets are not achieved, to 200% of target payout, if results significantly exceed planned performance. The incentive bonuses, targets and objectives will continue to be determined based on a combination of achievement of corporate performance objectives and achievement of individual performance measures, with the primary emphasis on corporate objectives (80% for 2014). Of the bonuses earned by NEOs and other participants, 30% will be deferred, with the deferral for 2013 incentive bonuses to be for a period of 12 months. Accordingly, 30% of the 2013 bonuses that would otherwise be payable in 2014 will be payable in March 2015. Deferred amounts will be credited with interest of 0.4% per year and are subject to forfeiture in the event that the executive resigns or is terminated for cause prior to the deferred payment date but are payable upon termination without cause or a Change in Control.

Deferred Share Unit Plan

In March 2011, the Corporation implemented a Deferred Share Unit Plan (the “DSU Plan”) for directors and executive officers of the Corporation which (i) encourages the directors and executive officers of the Corporation to own Common Shares of the Corporation and to facilitate such Common Share ownership; and (ii) provides directors and executive officers of the Corporation with incentives in the form of deferred share units in order to allow the Corporation to reduce its reliance on stock options and other long-term incentive plans for the same purposes, so as to conform with current best practices regarding directors’ and executive officers’ compensation. The DSU Plan is administered by the Compensation Committee. The maximum number of Common Shares that may be issued under the DSU Plan is 7,500,000, representing approximately 2.89% of the outstanding Common Shares as of March 14, 2014. As at March 14, 2014, 5,730,433 Common Shares (or approximately 2.21% of the issued and outstanding Common Shares) remain available for grant. An aggregate of 1,471,648 Common Shares (or approximately 0.56% of the issued and outstanding Common Shares) are issuable under DSUs (as defined below) that have been granted under the DSU Plan. As at March 14, 2014, 297,919 Common Shares (or approximately 0.11% of the issued and outstanding Common Shares), have been issued pursuant to redeemed DSUs.

Pursuant to the DSU Plan, directors may elect to receive all or part of their retainer in deferred share units (“DSUs”) having a market value equal to the portion of the retainer to be received in that form, subject to such limits as the Compensation Committee may impose. The Compensation Committee may also grant to any director or executive officer, in each year, DSUs having a market value not greater than the total compensation payable to such director or executive officer for that year, including any salary or bonus but excluding any director’s retainer. The number of DSUs to be issued is determined by dividing the amount of the retainer or base salary determined as the basis for the award by the volume-weighted average trading price of a Common Share (as reported by the NYSE MKT, or, if the Common Shares are not listed on that stock exchange, on such other stock exchange on which they are listed at that time) for the 20 trading days immediately preceding the date the DSUs are awarded. The vesting schedule of the DSUs is determined at the discretion of the Compensation Committee, but generally in the case of DSUs granted to directors in lieu of director retainers, the DSUs vest immediately on the award date. DSUs otherwise awarded to directors and officers as part of total compensation payable generally vest one-third on each of the first three anniversaries of the award date. At the election of the Compensation Committee in its sole discretion, each DSU may be redeemed for:

(a)	a cash payment equal to the market value of one Common Share on the date of redemption (the “Redemption Value”), after deduction of applicable taxes and other source deductions required by applicable laws;

Common Shares duly issued by the Corporation from treasury;

such number of Common Shares purchased by the Corporation on the public market as have an aggregate market value equal to the Redemption Value; or

any combination of the foregoing, so long as the aggregate redemption price has a fair market value equal to the Redemption Value.

For directors, DSUs may be redeemed in shares on the day following the director’s separation date from the Corporation and no later than December 15 of the calendar year following the calendar year in which the separation date occurs. For officers, DSUs may be redeemed no earlier than the first business day following the six-month anniversary of the officer’s separation date from the Corporation and no later than December 15 of the calendar year following the calendar year in which the separation date occurs. In the event of a participant’s death or retirement, all outstanding DSUs held by the participant prior to the date of death or retirement become fully vested. If a participant resigns or is terminated without cause, the Compensation Committee may cause the outstanding DSUs to vest at such time or times or upon such conditions as the Compensation Committee may determine in its sole discretion. The maximum number of Common Shares that may be (i) issued to insiders of the Corporation (including directors and officers of the Corporation) pursuant to the DSU Plan within any one year period, and (ii) issuable to insiders pursuant to the DSU Plan at any time, when combined with all of the Common Shares issuable to insiders pursuant to any other security-based compensation arrangement of the Corporation, must not exceed 10% of the total number of outstanding common shares of the Corporation. Currently, the Board has not elected to use the DSUs for executive officer compensation. As such, no DSUs were granted to executive officers during the fiscal year ended December 31, 2013.

Share Appreciation Rights Plan

In February 2012, the Corporation adopted a Share Appreciation Rights Plan (the “SARs Plan”) to provide incentive compensation based on the appreciation in value of the Common Shares over a specified period of time. Under the SARs Plan, the Corporation may from time to time grant awards of SARs to current and future directors, executive officers, employees and consultants of the Corporation and/or its subsidiaries. The SARs Plan is administered by the Compensation Committee, which determines from time to time who will participate in the SARs Plan, as well the terms of the grants, including the vesting provisions applicable to specific SARs grants. The maximum number of SARs that may be granted to any participant in any one calendar year under the SARs Plan is 800,000 SARs. A total of 2,089,794 SARs were granted during the fiscal year ended December 31, 2013. Of the SARs granted, 141,869 were subsequently surrendered leaving 3,027,332 outstanding at December 31, 2013. The vesting schedule of the SARs is determined at the discretion of the Board, but generally the SARs vest one-third on each of the first three anniversaries of the grant date. Upon exercise of a SAR, the participant will be entitled to receive an amount in respect of each SAR equal to the amount by which the fair market value of one Common Share as of the date of such exercise exceeds the fair market value of one Common Share as of the grant date of such SAR. No SARs will be settled in shares; rather, all SAR exercises will be settled solely in cash. Participants in the SARs Plan will have no rights whatsoever as a shareholder of the Corporation or of a subsidiary in respect of any SARs. In the event of a grantee’s termination by reason of death, disability or retirement, all outstanding SARs held by the grantee prior to the termination date may, in the sole discretion of the Compensation Committee, become fully vested. If a grantee’s termination is a result of resignation or termination without cause, all outstanding SARs held by the grantee that were vested and entitled to be exercised may be exercised for 30 days following such termination. If the grantee’s termination of employment or service is a result of termination for cause, all outstanding SARs held by the grantee are deemed to expire and the grantee will not be entitled to exercise any SARs that may have otherwise vested. The SARs Plan provides that it will terminate on February 13, 2022, unless it is terminated on an earlier date in accordance with the terms of the SARs Plan.

Termination and Change of Control Benefits

Employment Agreements and Severance Arrangements on Termination and Termination following a Change of Control

Upon certain terminations of employment (including a termination following a Change in Control of the Corporation), severance benefits are payable to the NEOs. These severance benefits are designed to attract and retain senior executives and to provide replacement income if their employment is terminated involuntarily other than for cause. Severance benefits are specifically provided for in each NEO’s employment agreement. To be eligible to receive severance benefits under the terms of their employment agreements, a NEO must (i) be an executive on the date of termination, (ii) be involuntarily terminated (other than for cause), and (iii) execute and deliver a release agreement.

The Corporation or a subsidiary has employment agreements with Messrs. Raffield and Wasel. The material terms of these employment agreements include: (a) employment for one year with automatic renewal for successive one-year periods unless either the Corporation or the employee gives notice of non-renewal of the employment agreement; (b) a base salary (as set forth above under “Executive Compensation Table”); (c) severance payments upon a termination of employment without cause in an amount equal to the sum of (i) the employee’s base salary, (ii) the average of the target bonus for the employee for the current calendar year and the bonus paid to the employee for the previous year; (d) severance on termination upon a Change of Control equal to two times the sum of the employee’s base salary, the average of the target bonus for the employee for the current calendar year and the bonus paid to the employee for the previous year and a portion of the target bonus for the employee for the current calendar year which is prorated to the portion of such year prior to the employee’s termination; and (e) on termination by the Corporation without cause or following a Change in Control, all unvested stock options immediately vest and remain exercisable for 12 months following termination.

The Corporation also has employment agreements with Messrs. Coetzer, Owiredu and Swinoga that contain similar material terms to the employment agreements of Messrs. Raffield and Wasel, except, that the value of benefits provided for the severance periods and the term of employment is indefinite unless employment is terminated upon retirement, for cause or without cause, by death or disability, or by the employee for a material breach of the agreement.

Under the employment agreements, a “Change in Control” is defined, generally, as (i) the acquisition of more than 30% of the Corporation’s voting stock by a person or group, (ii) Board members at a specified date, or persons appointed or nominated by them, cease to constitute a majority of the Board, or (iii) shareholders approve a merger of the Corporation (other than a merger in which the shareholders of the Corporation prior to the merger continue to own more than 50% of the outstanding stock of the surviving entity), a sale of substantially all of the Corporation’s assets, or a liquidation. Change in Control severance benefits become payable under the terms of the employment agreements if, within 12 months (as applicable) following a Change in Control, the employee’s employment is terminated by the Corporation or the surviving or successor entity without cause or the employee voluntarily terminates his/her employment for specified reasons. Such reasons include a substantial alteration in the nature or status of employment responsibilities, reduction in compensation or benefits, relocation, or breach by the surviving or successor entity of the employment agreement.

Listed below are the terms of such payments and estimates regarding the amounts for each of the NEOs which would have been payable had a termination occurred on December 31, 2013.

Name and Compensation Category	Retirement	Termination without cause	Termination Upon a Change in Control	Method of Payment
Samuel T. Coetzer[1]
Accrued Compensation	$32,308.66	$32,308.66	$32,308.66	Lump Sum
Severance Compensation	N/A	$2,081,551	$2,081,551 (plus prorated portion of current year bonus)	Lump Sum[2]
In the money value of options and SARs accelerated on a change of control	N/A	Nil	Nil	Cash payment for SARs or issuance of shares from treasury (on payment of exercise price) for options
Total	$32,308.66	$2,113,859.66	$2,113,859.66

Name and Compensation Category	Retirement	Termination without cause	Termination Upon a Change in Control	Method of Payment
Daniel Owiredu
Accrued Compensation	$119,452.05	$119,452.05	$119,452.05	Lump Sum
Severance Compensation	N/A	696,695	$1,393,390 (plus prorated portion of current year bonus)	Lump Sum
In the money value of options and SARs accelerated on a change of control	N/A	Nil	Nil	Cash payment for SARs or issuance of shares from treasury (on payment of exercise price) for options
Total	$119,452.05	$816,147.05	$1,512,842.05

Jeffrey A. Swinoga
Accrued Compensation	$10,113.38	$10,113.38	$10,113.38	Lump Sum
Severance Compensation	N/A	$660,610	$1,321,220 (plus prorated portion of current year bonus)	Lump Sum
In the money value of options and SARs accelerated on a change of control	N/A	Nil	Nil	Cash payment for SARs or issuance of shares from treasury (on payment of exercise price) for options
Total	$10,113.38	$670,723.38	$1,331,333.38

Martin Raffield
Accrued Compensation	$9,205.48	$9,205.48	$9,205.48	Lump Sum
Severance Compensation	N/A	$527,950	1,055,899 (plus prorated portion of current year bonus)	Lump Sum
In the money value of options and SARs accelerated on a change of control	N/A	Nil	Nil	Cash payment for SARs or issuance of shares from treasury (on payment of exercise price) for options
Total	$9,205.48	$537,155.48	$1,065,104.48

S. Mitchel Wasel
Accrued Compensation	$29,720.13	$29,720.13	$29,720.13	Lump Sum
Severance Compensation	N/A	$343,242	$686,484 (plus prorated portion of current year bonus)	Lump Sum
In the money value of options and SARs accelerated on a change of control	N/A	Nil	Nil	Cash payment for SARs or issuance of shares from treasury (on payment of exercise price) for options
Total	$29,720.13	$372,962.13	$716,204.13

1	Mr. Coetzer’s severance payments are calculated based on his employment agreement as Executive Vice President and Chief Operating Officer of the Corporation. Effective January 1, 2013, Mr. Coetzer was appointed President and Chief Executive Officer of the Corporation.
2	A portion of the Severance Compensation may be withheld by the Corporation and paid on the six month anniversary of the NEO’s termination in order to comply with Section 409A of the Internal Revenue Code of 1986, as amended.

Other Information

Indebtedness of Directors and Officers

No directors, nominees for election as directors, executive officers or members of their immediate family were indebted to the Corporation, or any of its subsidiaries, directly or indirectly, at any time since the beginning of the Corporation’s last fiscal year.

Relationships and Related Transactions

Compensation Committee Interlocks and Insider Participation

None of the Compensation Committee members has served as an officer or employee of the Corporation. None of the Corporation’s executive officers has served as a member of a compensation committee or board of directors of any other entity which has an executive officer serving as a member of the Board.

Transactions with Related Persons

The Corporation has adopted a written policy for the review of transactions with related persons. The policy requires review, approval or ratification of transactions exceeding $120,000 in which the Corporation is a participant and in which a director, executive officer, a significant shareholder or an immediate family member of any of the foregoing persons has a direct or indirect material interest.

No related person of the Corporation, nor any associate or affiliate of a related person, has had any material interest in any transaction or proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries, nor has any director of the Corporation been involved, directly or indirectly, in any business or professional relationship with the Corporation in connection with the provision by the director or the Corporation of property, services or financing since January 1, 2013 other than as set forth herein.

Additionally, no person who has been a director or officer since January 1, 2013, nor any proposed director, nor any of their associates or affiliates, have any material interest, direct or indirect, in the matters to be acted upon at the Meeting. Each quarter, the Chief Financial Officer issues a “Commitments, Contingencies and Acquisition” checklist to the CEO, CFO, Chief Operating Officer, Senior Vice President, Corporate Strategy and Vice President, Exploration, which must be signed and returned to inquire if there have been any related party transactions for the quarter.

In addition, on an annual basis, the Corporation’s legal counsel prepares Directors and Officers (“D&O”) questionnaires and submits the questionnaires to all directors and officers of the Corporation. The D&O questionnaires are reviewed by the Chief Financial Officer to determine if any payments that would fall under disclosure guidelines have been made to any companies that would indicate a related party transaction.

If the Chief Financial Officer determines that any transaction could be a related party transaction, the transaction is brought to the Audit Committee for review. The Audit Committee determines whether a related party transaction can be approved or not, based on whether the transaction is determined to be in, or not inconsistent with, the best interests of the Corporation and its shareholders.

Relationships

Certain directors and officers of the Corporation are and may continue to be involved in the mining and mineral exploration industry through their direct and indirect participation as a director or otherwise in corporations, partnerships or joint ventures, which are potential competitors. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Corporation. Each of the directors of the Corporation is required to disclose any potential conflict of interest and to act honestly, in good faith and in the best interests of the Corporation.

The Nominating and Corporate Governance Committee is responsible for annually reviewing and reporting to the Board on business activities of each Board member including their employment or service to any other companies to assure that potential conflicts are clearly understood or avoided. Potential conflicts include the relationships, if any, between each of the directors and the Corporation and its management, and any involvements of any of the directors (including membership on other boards of directors) which constitute, or may result in, a conflict of interest.

Availability of Documents

Financial information regarding the Corporation can be found in the following documents, which documents have been filed or will be filed with the SEC in the United States and securities commissions or similar authorities in various provinces of Canada and copies of which may be requested, after filing, by any person to whom a proxy statement is delivered, and shall be provided without charge within one business day of the receipt of such request, by Golden Star Resources Ltd., 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, Canada M5H 1J9 Tel: (416) 583-3800, Attention: Investor Relations.

The Corporation’s annual financial statements for the year ended December 31, 2013, as may be amended, together with any document, or the pertinent pages of any document, incorporated by reference therein and the related management’s discussion and analysis of the financial condition and results of operations.

Additional information relating to the Corporation is available on The System for Electronic Document Analysis & Retrieval (or SEDAR) at www.sedar.com.

Accompanying Financial Information and Incorporation by Reference

The following financial statements and information of the Corporation accompany and form part of, and are specifically incorporated by reference into, this Management Information Circular: (a) Consolidated Balance Sheets as of December 31, 2013, 2012, and January 1, 2012, and Consolidated Statements of Operations, Consolidated Statement of Changes in Shareholders’ Equity, and Consolidated Statements of Cash Flows for the years ended December 31, 2013, and 2012; (b) the Notes to the Consolidated Financial Statements; (c) the Auditors’ Report on such financial statements; (d) the report on Management’s Responsibility for Financial Information; and (e) Management’s Discussion and Analysis of Financial Condition and Results of Operations. These documents are available on SEDAR at www.sedar.com and a copy of any such document may be obtained free of charge upon request by a shareholder to the Corporation as set forth under “Availability of Documents”.

The reports of the Compensation and Audit Committees and the information under the heading “Performance Graph and Table” shall not be deemed incorporated by reference by any general statement incorporating by reference this Management Information Circular into any filing under the United States Securities Act of 1933 (the “Securities Act”) or the United States Securities Exchange Act of 1934 (the “Exchange Act”), except to the extent the Corporation specifically incorporates this information by reference, and shall not otherwise be deemed filed under the Securities Act or the Exchange Act.

2013 Annual Report

The Annual Report for the fiscal year ended December 31, 2013 accompanies this Management Information Circular. The consolidated financial statements of the Corporation, the accompanying notes and report of the independent auditors, the selected financial data for each of the years ended December 31, 2013 and 2012 and management’s discussion and analysis of the Corporation’s financial condition and results of operations are included in the Annual Report.

2015 Shareholder Proposals

To be eligible for inclusion in the Corporation’s Management Information Circular for the year 2015 annual general meeting of shareholders, shareholder proposals prepared in accordance with applicable rules governing shareholder proposals must be received at the Corporation’s corporate office, 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, Canada M5H 1J9, Attention: Chief Financial Officer, on or before December 12, 2014.

Other Matters

Management of the Corporation is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

Approval

The content and mailing of this Management Information Circular have been approved by the Board of Directors of the Corporation.

DATED this 14th day of March, 2014.

ON BEHALF OF THE MANAGEMENT OF GOLDEN STAR RESOURCES LTD.

By:	“Samuel T. Coetzer”	By:	“Jeffrey A. Swinoga”
	Samuel T. Coetzer		Jeffrey A. Swinoga
	President and Chief Executive Officer		Executive Vice President and Chief Financial Officer

APPENDIX “A”

ADVANCE NOTICE BY-LAW

GOLDEN STAR RESOURCES LTD.

BY-LAW NUMBER FOUR

A by-law relating to advance notice of nominations of directors of

Golden Star Resources Ltd. (the “Corporation”)

ARTICLE 1

INTERPRETATION

1.1 For the purposes of this By-Law Number Four:

(a)	“Applicable Securities Laws” means, collectively, the applicable securities statutes of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada, and all applicable securities laws of the United States;

(b)	“Nominating Shareholder” has the meaning ascribed to it in Section 2.1(c);

(c)	“Notice Date” has the meaning ascribed to it in Section 2.3(a); and

(d)	“public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

1.2 Capitalized terms used and not defined herein have the meanings ascribed to them in by-law number one of the Corporation (“By-Law Number One”), as amended and restated to April 3. 2002.

ARTICLE 2

NOMINATION OF DIRECTORS

2.1 Subject only to the Act, and for so long as the Corporation is a distributing corporation, only persons who are eligible under the Act and nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(a)	by or at the direction of the board or an authorized officer of the Corporation, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of Section 137 of the Act (or any successor provisions thereunder) or a requisition of the shareholders made in accordance with the provisions of Section 143 of the Act (or any successor provisions thereunder); or

(c)	by any person (a “Nominating Shareholder”):

(i)	who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this By-Law Number Four and at the close of business on the record date for notice of such meeting of shareholders, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such ownership that is reasonably satisfactory to the Corporation; and

(ii)	who complies with the notice procedures set forth in this By-Law Number Four.

2.2 In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, such Nominating Shareholder must have given notice thereof that is both timely (in accordance with Section 2.3) and in proper written form (in accordance with Section 2.4) to the Secretary of the Corporation at the head office of the Corporation (in accordance with Section 2.6).

2.3 To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

(a)	in the case of an annual meeting of shareholders (which includes an annual and special meeting), not less than thirty (30) days nor more than sixty-five (65) days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first public announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder’s notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders, or the reconvening of any adjourned or postponed meeting of shareholders, or the announcement thereof, commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

2.4 To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director

(i)	the name, age, business address and residential address of the person,

(ii)	the current principal occupation or employment of the person and the principal occupation or employment within the five years preceding the notice,

(iii)	the citizenship of such person;

(iv)	the class or series and number of shares in the capital of the Corporation which are directly or indirectly controlled or directed or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and

(v)	any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(b)	as to the Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Corporation and other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine eligibility of such proposed nominee to serve as an independent director of the Corporation or that would reasonably be expected to be material to a reasonable shareholder’s understanding of the independence and/or qualifications, or lack thereof, of such proposed nominee.

2.5 No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-Law Number Four and applicable law; provided, however, that nothing in this By-Law Number Four shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a shareholder proposal pursuant to the provisions of the Act or at the discretion of the chairman of the meeting. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that nomination defective and that it shall be disregarded.

2.6 Notwithstanding any other provision of By-Law Number One, notice given to the Secretary of the Corporation pursuant to this By-Law Number Four may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of head office of the Corporation in Toronto, Ontario, Canada, sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) or received by email (at the address as aforesaid); provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

2.7 Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this By-Law Number Four.

ARTICLE 3

COMING INTO FORCE

3.1 This By-Law Number Four came into force on the day that it was sanctioned by the Board of Directors on February 21, 2014.

DATED this 21st day of February, 2014.

“Timothy Baker”
By:	Timothy Baker
Title:	Chairman of the Board

Appendix “B”

GOLDEN STAR RESOURCES LTD.

Audit Committee CHARTER

(Confirmed October 31, 2013)

There shall be a committee of the Board of Directors (the “Board”) of Golden Star Resources Ltd., a Canadian corporation (“Golden Star”), to be known as the Audit Committee (the “Committee”) whose membership, authority and responsibilities shall be as set out in this Charter.

PRIMARY FUNCTION

The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities, primarily through (a) overseeing the integrity of Golden Star’s financial statements and financial reporting process and Golden Star’s systems of internal accounting and financial controls; (b) overseeing the performance of the internal auditors; (c) recommending the selection of, retaining and monitoring the independence and performance of Golden Star’s outside auditors, including overseeing the audits of Golden Star’s financial statements, and approving any non-audit services; and (d) facilitating communication among the outside auditors, management, internal auditors and the Board.

MEMBERSHIP

Following each annual meeting of the shareholders of Golden Star, the Board shall elect no fewer than three directors (the “Members”) to the Committee and shall appoint one of the Members to chair the Committee. Each Member shall meet the independence requirements imposed by applicable law and stock exchange requirements (the “Listing Rules”).

The Committee may form and delegate authority to subcommittees when and where appropriate.

Any Member may be removed from office or replaced at any time by the Board and shall cease to be a Member upon ceasing to be a director. Each Member shall hold office until the close of the next annual meeting of shareholders of Golden Star or until the Member ceases to be a director, resigns or is removed or replaced, whichever first occurs.

A Member shall be considered independent if (a) he or she is not currently and has not been during the past three years, an employee or executive officer of Golden Star or its subsidiaries, other than as allowed by law and the Listing Rules; (b) he or she has not accepted, directly or indirectly, any consulting, advisory or other compensatory fee from Golden Star or its subsidiaries other than in connection with serving on the Committee, any other Board committee or as a Board member; (c) he or she is not an “affiliated person” of Golden Star or any Corporation subsidiary as defined by rules of the Securities and Exchange Commission (“SEC”), including Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Listing Rules; (d) he or she does not have a “material relationship” with Golden Star as defined by National Instrument 52-110 – Audit Committees (“NI 52-110”); and (e) he or she meets all other requirements for independence imposed by law and the Listing Rules from time to time and any requirements imposed by any applicable body having jurisdiction over Golden Star.

No Member shall have participated in the preparation of the financial statements of Golden Star or its subsidiaries at any time during the past three years.

All Members shall from and after the time of their respective appointments to the Committee have a practical knowledge of finance and accounting and be able to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity that can reasonably be expected to be raised by Golden Star’s financial statements. In addition, Members may be required to participate in continuing education if required by applicable law or the Listing Rules.

At least one of the Members shall be a “financial expert” as defined in the applicable SEC and NYSE rules and regulations, and at least one of the Members shall meet the financial sophistication standards under the Listing Rules.

MEETINGS

The Committee shall meet as frequently as is necessary to carry out its responsibilities, but at least quarterly, at such times and location determined by the Committee chairman. The Committee is governed by the rules regarding meetings (including meetings by conference telephone or similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board.

The Committee is authorized and empowered to adopt its own rules of procedure not inconsistent with (a) any provision of this Charter, (b) any provision of the constating documents or bylaws of Golden Star, or (c) applicable law and Listing Rules.

In the absence of the Committee chairman for any meeting, the Members shall elect a chairman from those in attendance to act as chairman of that meeting.

REPORTING

Following meetings of the Committee, the Committee chairman shall report to the Board issues before the Committee and actions taken by the Committee.

RESPONSIBILITIES, DUTIES AND POWERS

1.	The Committee’s principal responsibility is one of oversight. Golden Star’s management is responsible for preparing Golden Star’s financial statements, and Golden Star’s outside auditors are responsible for auditing and reviewing those financial statements. In carrying out these oversight responsibilities, the Committee is not providing any expert or special assurance as to Golden Star’s financial statements or any professional certification as to the outside auditors’ work.

2.	The designation or identification of a Member as a “financial expert” or “financially literate” does not impose on such person any duties, obligations, or liability that are greater than the duties, obligations, and liability imposed on such person as a Member of the Committee and Board in the absence of such designation or identification; and the designation or identification of a Member as a “financial expert” or “financially literate” does not affect the duties, obligations, or liability of any other Member or Board member.

3.	The Committee’s specific responsibilities and powers are as set forth below.

General Duties And Responsibilities

•	Periodically review with management and the outside auditors the applicable law and the Listing Rules relating to the qualifications, activities, responsibilities and duties of audit committees and compliance therewith, and also take, or recommend that the Board take, appropriate action to comply with such law and rules.

•	Review, at least annually, the Committee’s duties, responsibilities and performance and determine if any changes in practices of the Committee or amendments to this Charter are necessary.

•	Meet separately at least annually with each of Golden Star’s senior management, including its Chief Financial Officer, Director of Internal Audit, Controller and outside auditors in separate executive sessions to discuss any matters that the Committee or each of these persons believes should be discussed privately.

•	Establish procedures for: (a) the receipt, retention and treatment of complaints received by Golden Star regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of Golden Star of concerns regarding questionable business conduct, accounting or auditing matters.

•	Retain, at Golden Star’s expense, independent counsel, accountants or other advisors for such purposes as the Committee, in its sole discretion, determines to be appropriate to carry out its responsibilities.

•	Determine the necessary funding for the payment of: (a) compensation to outside auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Golden Star; (b) compensation to any advisors employed by the Committee and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

•	Review and approve Golden Star’s hiring policies regarding partners, employees, former partners and former employees of the present and former external auditor of Golden Star.

•	Prepare or approve annual reports of the Committee for inclusion in the management information circular for Golden Star’s annual meetings.

•	Investigate any matter brought to its attention related to reports of improper business conduct, financial, accounting and audit matters and have full access to all books, records, facilities and personnel of Golden Star.

•	Undertake such additional responsibilities as from time to time may be delegated to it by the Board, required by Golden Star’s articles or bylaws or required by law or Listing Rules.

Auditor Independence

•	Be directly responsible for the recommendation of, appointment of, compensation, retention, termination and oversight, subject to the requirements of applicable law, of the work of any outside auditor engaged by Golden Star for the purpose of preparing or issuing an audit report or performing other audit, review or attest services. The outside auditors shall report directly to the Committee.

•	Receive from the outside auditors, review and discuss not less frequently than annually, a formal written statement delineating all relationships between the outside auditors and Golden Star which may impact the objectivity and independence of the outside auditors, and other applicable standards. The statement shall include a description of all services provided by the outside auditors and the related fees. The Committee shall actively discuss any disclosed relationships or services that may impact the objectivity and independence of the outside auditors and take appropriate action to satisfy itself of the independence of the auditors.

•	Pre-approve all engagement letters and fees for all auditing services (including providing comfort letters in connection with securities offerings) and permitted non-audit services performed by the outside auditors, subject to any de minimis exception under Section 10A(i)(1)(B) of the Exchange Act and Section 2.4 under NI 52-110 and any rules promulgated thereunder. Pre-approval authority may be delegated to one or more independent Members, and any such Member shall report any decisions to the full Committee at its next scheduled meeting. The Committee shall not approve an engagement of outside auditors to render non-audit services that are prohibited by law or the Listing Rules.

•	Obtain annual assurance from the outside auditors that they (a) have complied with Section 10A (Audit Requirements), of the Exchange Act and the rules promulgated thereunder, and (b) they know of no violation of Rule 13b2-2 (Representations and Conduct in Connection with the Preparation of Required Reports and Documents) of the Exchange Act having occurred.

•	Review with the outside auditors, at least annually, the auditors’ internal quality control procedures and any material issues raised by the most recent internal quality peer review of the outside auditors.

Internal Control

•	Review annually the adequacy and quality of Golden Star’s financial and accounting staff, the need for and scope of internal audit reviews, and the plan, budget and the designations of responsibilities for any internal audit.

•	Review the performance and material findings of internal audit reviews.

•	Review annually, evaluate and discuss with the outside auditors, management and internal audit, management’s report on internal controls over financial reporting and the related auditor’s report, when and as required by Section 404 of the Sarbanes-Oxley Act and National Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings. Discuss any significant deficiencies in the design or operation of the Corporation’s internal controls, material weaknesses in internal controls, any fraud (regardless of materiality), as well as any significant changes in internal controls implemented by management during the most recent reporting period. Determine whether any internal control recommendations made by outside auditors have been implemented by management.

•	Review major financial, operating and other risk exposures and the guidelines, policies and insurance that management has put in place to govern the process of assessing, controlling, managing and reporting such exposures. Receive reports from officers responsible for oversight of particular risks within the Golden Star upon change of any relevant policy, practice or circumstance within their department.

•	Review and evaluate at least annually Golden Star’s policies and procedures for maintaining and investing cash funds and for hedging (metals, foreign currency, etc.) as detailed in the corporate treasury policy. Approve any variations from the corporate treasury policy that may be required from time to time.

•	Evaluate whether management is setting the appropriate tone at the top by communicating the importance of internal controls and ensuring that all supervisory and accounting employees understand their roles and responsibilities with respect to internal controls.

Annual And Interim Financial Statements

•	Review, evaluate and discuss with Golden Star’s management and outside auditors (a) the nature and extent of any significant changes in Canadian accounting principles including under international financial reporting standards (“IFRS”), (b) the application of accounting principles and significant accounting and reporting principles, (c) practices and procedures applied in preparing the financial statements, (d) all critical accounting policies and practices to be used, (e) any major changes to Golden Star’s accounting or reporting principles, practices or procedures, including those required or proposed by professional or regulatory pronouncements and actions, as brought to its attention by management or the outside auditors, (f) information related to significant unusual transactions, including the business rationale for such transactions, and (g) any material written communications between the outside auditors and management, such as any management letter or schedule of unadjusted differences.

•	Review and discuss with outside auditors alternative treatments of financial information under generally accepted accounting principles including IFRS, including pro forma financial information, the ramifications of each treatment and the method preferred by the outside auditors.

•	Review the scope, plan and procedures to be used on the annual audit and receive confirmation from the outside auditors that no limitations have been placed on the scope or nature of their audit scope, plan or procedures.

•	Review the results of any difficulties, differences or disputes with management encountered by the outside auditors during the course of the audit or reviews and be responsible for overseeing the resolution of such difficulties, differences and disputes.

•	Review, evaluate and discuss with the outside auditors and management Golden Star’s audited annual financial statements and other information that is to be included in Golden Star’s annual information form, annual financial statements and the Form 40-F (or such other annual report as may be required by the rules and regulations of the SEC), including the disclosures in respect of Golden Star’s “management’s discussion and analysis of financial condition and results of operations”, and the results of the outside auditors’ audit of Golden Star’s annual financial statements, including the accompanying notes, and the outside auditors’ report, and determine whether to recommend to the Board that the financial statements are satisfactory in form and substance for filing on SEDAR and with the SEC. Review and discuss with the outside auditors and management Golden Star’s quarterly financial statements and other information to be included in Golden Star’s quarterly management discussion and analysis of financial condition and results of operations, prior to filing such reports on SEDAR and with the SEC.

Related Party Transactions

•	Review and oversee any transaction exceeding US$120,000 or otherwise material to Golden Star involving Golden Star and a related party, and review and approve any other related party transactions.

Earnings Press Releases

•	Review and discuss with management and the outside auditors prior to release all earnings press releases of Golden Star, as well as any financial information and/or earnings guidance, if any, to be provided by Golden Star to analysts and rating agencies.

Compliance With Law And Regulations

•	Meet at least annually with management, and as appropriate outside auditors and outside counsel, to discuss compliance matters, including compliance with laws and regulations (including insider reporting) in all operating jurisdictions, any correspondence with, or other action by, regulators or governmental agencies, any employee complaints or published reports that raise concerns regarding Golden Star’s financial statements, the effectiveness of Golden Star’s systems for monitoring compliance with laws and regulations and the results of the investigation and follow-up (including disciplinary action) on any fraudulent acts or accounting irregularities.

Compliance With Corporate Business Conduct Or Ethics Policies

•	Review with management, the outside auditors and legal counsel, as the Committee deems appropriate, actions taken to ensure compliance with any code of ethics or conduct for Golden Star established by the Board.

•	Review at least annually Golden Star’s Business Conduct Policy and any other code of ethics adopted by the Board to comply with Section 406 of the Sarbanes-Oxley Act and National Instrument 58-101—Disclosure of Corporate Governance Practices and National Policy 58-201—Corporate Governance Guidelines or otherwise.

•	Evaluate whether management is setting the appropriate tone at the top by communicating the importance of Golden Star’s ethics and conduct codes.

*…*…*

Appendix “C”

GOLDEN STAR RESOURCES LTD.

BOARD MANDATE

The mandate of the Board of Directors (the “Board”) of Golden Star Resources Ltd. (the “Company”) is to oversee the management of and provide stewardship over the Company’s business and affairs. In fulfilling its responsibilities and duties, the Board will serve the best interests of the Company, while concurrently seeking to enhance and preserve long-term shareholder value and stipulating that the Company conducts business in an ethical and safe manner.

In discharging its mandate, the Board shall provide directly and through delegation to its Committees, sound business guidance, direction and governance utilizing the experience and expertise of its members, and is responsible for the oversight of the following, among other, matters:

Business Strategy:

•	Oversee the Company’s corporate objectives and strategic direction.

•	Adopt and implement a strategic business planning process, and adopting on an annual basis a strategic plan, which includes regularly assessing the opportunities and principal risks of the business, as well as the appropriate systems in place to manage risks.

•	Approve significant changes in the Company’s business and affairs, such as major capital expenditures, financing arrangements and significant acquisitions and divestitures (management is authorized to act on all ordinary course matters relating to the Company’s business and affairs).

Oversight of Management:

•	Appoint, evaluate, provide guidance to and monitor performance of the executive management team, with the advice of the Compensation Committee.

•	Ensure appropriate succession plans and career development plans are in place for executive management generally, and review and approve (if appropriate) executive promotions as recommended by the CEO.

•	Provide advice and guidance to the CEO.

•	With the assistance of the Compensation Committee, assess and measure corporate and CEO performance against annual objectives which form the basis for short and long term incentive compensation.

•	With advice of the Compensation Committee, consider and approve the total compensation strategy and philosophy and ensure an appropriate compensation program for the Company.

•	Approve the annual capital and operating budgets that are in support of the strategic plan.

•	Regularly monitor Company performance against budget through management reporting.

•	Approve acquisitions, dispositions and joint venture agreements in respect of mineral properties.

C-1

Ethics and Responsibility:

•	Approve the Company’s Code of Ethics, and monitor compliance with and the resolution of complaints related to the Code.

•	Satisfy itself as to the integrity of the CEO and executive management, and ensure that the CEO and executive management conduct and manage the business and affairs of the Corporation in an ethical and legal manner and exhibit ethical leadership throughout the Company.

•	Approve and periodically review the Company’s major policies and practices and ensure they comply with applicable legal or regulatory requirements.

•	In conjunction with the Sustainability Committee ensure that the Company places a strong emphasis on the health and safety of its employees and has in place appropriate programs and policies regarding employee health and safety.

•	In conjunction with the Sustainability Committee, ensure the Company has established policies on community relations and the environment consistent with the Company’s values and Code of Ethics, and monitor Company’s performance in respect of such policies.

Corporate Governance and Board Organization:

•	Together with the Nomination and Corporate Governance Committee, the Board is responsible for the Company’s governance principles, guidelines and practices.

•	Regularly assess the integrity of the Company’s internal control and management information systems by adopting appropriate internal and external audit and control systems.

•	Monitor the composition of the Board and identify the competencies and skills required by the Board as a whole.

•	Assess the adequacy and form of Director compensation.

•	Ensure that the independent Directors meet regularly in the absence of the executive management and take other reasonable steps to maintain the independence of the Board.

•	Adopt an appropriate formal orientation program for new directors and ongoing education sessions.

•	Appoint a Chair of the Board of Directors who is an independent director who will be responsible for the leadership of the Board of Directors.

•	Establish and appoint Committees of the Board as required to assist the Board in fulfilling its duties, and delegating to any such Committee any of the powers of the Board other than those that under the Canada Business Corporations Act, the Board has no authority to delegate or a Committee has no authority to exercise.

Finance, Communications and Reporting:

•	Oversee the Company’s communications with shareholders and other stakeholders.

•	Ensure that the Company has a communication and continuous disclosure policy and monitor the implementation of this policy.

C-2

•	In conjunction with the Audit Committee, approve annual and quarterly reporting, including the financial statements and related regulatory filings of the Company prior to their filing with the applicable regulatory authorities and their release to the public.

•	Oversee the policies and procedures implemented by management to ensure the integrity of the Company’s internal controls, financial reporting and management information systems

•	Approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper and related prospectuses.

•	Approve the incurring of any material debt by the company outside the ordinary course of business.

•	Approve the commencement or settlement of litigation that may have a material impact on the Company.

C-3